Exhibit 99.1

Allied Gold Corporation

**On January 26, 2026, Allied Gold Corporation entered into a Plan of Arrangement with Zijin Gold International Company Limited. Although the transaction remains subject to final regulatory approvals and has not yet closed, Allied is required under applicable corporate law to hold an annual general meeting of shareholders. Accordingly, shareholders have received this Management Information Circular in connection with an annual general meeting of shareholders of Allied scheduled for August 7, 2026. The Statement of Executive Compensation, which was filed on May 20, 2026 in anticipation of possibly not requiring a shareholder meeting given the ongoing transaction with Zijin Gold, is attached as Schedule A to this Management Information Circular. If the transaction with Zijin Gold closes prior to, or on or about August 7, 2026, the annual general meeting will be cancelled.

2026

Notice of Annual General Meeting of Shareholders

Management Information Circular

Table of Contents

NOTICE OF OUR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS	2
ABOUT THE SHAREHOLDER MEETING	3
HOW TO VOTE	3
VOTING AT THE ONLINE MEETING	6
CHANGING YOUR VOTE	6
QUESTIONS AT THE MEETING	7
BUSINESS OF THE MEETING	8
CURRENCY AND EXCHANGE RATE INFORMATION	8
ABOUT THE NOMINATED DIRECTORS	8
DIRECTOR BIOGRAPHIES	10
DIRECTOR SHARE OWNERSHIP	20
DIRECTOR MEETING ATTENDANCE	21
OUR GOVERNANCE PRACTICES	22
ABOUT THE BOARD	23
BOARD OF DIRECTOR COMPENSATION	31
COMPENSATION DISCUSSION AND ANALYSIS	32
EQUITY COMPENSATION PLANS	33
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	33
INTEREST OF MANAGEMENT AND OTHERS IN MEETING BUSINESS AND MATERIAL TRANSACTIONS	33
OTHER INFORMATION	34
SCHEDULE A	1
SCHEDULE B	24

NOTICE OF OUR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

When Friday, August 7, 2026 11:00 a.m. (Toronto time)	Where Virtual meeting only via live audio webcast online at: meetnow.global/M6M9QVW

You have received this management information circular because you owned common shares of Allied Gold Corporation (“Allied”) on July 7, 2026 (the record date set by the board of directors) and are entitled to vote at our 2026 annual general meeting of shareholders.

Management is soliciting your proxy for the meeting. We are soliciting proxies mainly by mail; however, an Allied employee may also contact you. The costs of preparing and distributing the meeting materials and the cost of soliciting proxies will be borne by Allied.

Information in this circular is as of June 15, 2026, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the close of business exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

On June 29, 2026, the board of directors approved the contents of this circular and authorized us to send it to all registered shareholders of record.

By order of the board of directors,

“Sofia Tsakos”

Sofia Tsakos

Chief Legal Officer and Corporate Secretary

Allied Gold Corporation

Toronto, Ontario

June 29, 2026

ABOUT THE SHAREHOLDER MEETING

Who can vote

If you held our common shares as of our record date of July 7, 2026, you’re entitled to vote at our 2026 annual general meeting. Each common share (the “Common Shares”) in the capital of Allied Gold Corporation (“Allied” or the “Company”) entitles the holder to one vote on each item of business.

We’ll prepare a list of all registered shareholders of record who are entitled to vote, as required by the Business Corporations Act (Ontario). Our transfer agent, Computershare Trust Company of Canada (“Computershare”), will have a copy at their office if you want to review it.

As of June 15, 2026, we had 126,547,893 Common Shares issued and outstanding. Management and the board of directors own an aggregate of 20,372,592 Common Shares (representing 16% of the issued and outstanding Common Shares), and are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over Common Shares carrying more than 10% of the voting rights as of the date of this circular.

Registered shareholders

You are a registered shareholder if you have a share certificate or a direct registration system statement (DRS) in your name.

Non-registered shareholders

Many of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either an intermediary or a clearing agency that acts on behalf of your nominee.

HOW TO VOTE

The meeting will be held in a virtual-only format only, which will be conducted online via live audio webcast, providing shareholders with greater access and opportunity to attend and participate in the meeting. Shareholders will not be able to attend the meeting in person. Join the meeting online at: meetnow.global/M6M9QVW

A summary of the information shareholders will need to attend the meeting online is provided below. For more information on how to attend and participate in the meeting online, please also see the Virtual AGM User Guide that is available on the Company’s website at www.alliedgold.com.

Registered shareholders

Your meeting materials includes a proxy form.

If you are a registered shareholder, or a duly appointed proxyholder, you will be able to attend the meeting, ask questions and vote in real time, provided you are connected to the internet and comply with the requirements set out below.

You may also vote by completing the proxy form and delivering it according to the instructions contained in the proxy or voting instruction form and this circular.

Voting by proxy

Voting by proxy means appointing a proxyholder to vote your Common Shares according to your instructions. You can appoint anyone you choose – the person does not need to be a shareholder.

The executive officers named in the proxy form (i.e. the Allied proxyholders) will act as your proxyholder and vote your Common Shares according to your instructions unless you appoint someone else to be your proxyholder (see below).

If you appoint the Allied proxyholders and don’t indicate your voting instructions, they will vote your Common Shares:

•	for the nominated directors

•	for the appointment of the auditors

If you do not indicate your voting instructions, your proxyholder can vote as they see fit.

A registered shareholder has the right to appoint a different person or company, who not need be a shareholder, as proxyholder/alternate proxyholder to represent the registered shareholder at the meeting by striking out the names of the persons named in the proxy and inserting the name of that other person or company in the blank space provided. If you leave a space on the proxy blank, the Allied proxyholders named on the proxy will be appointed to act as your proxyholder. The appointment of your proxyholder must be completed before registering your proxyholder with Computershare, which is an addition step to be completed once you have submitted your proxy, as further detailed below.

Shareholders who wish to appoint someone other than the Allied proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their Common Shares must FIRST submit their proxy appointing that person as proxyholder AND SECOND register that proxyholder with Computershare, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy. Failure to register your proxyholder will result in the proxyholder not receiving the Invite Code that is required to vote at the meeting.

How to send us your proxy form

You can send your completed proxy form to Computershare by phone, fax, mail, or the internet, as described below, or by following the instructions on the proxy form included in your package:

1.	Internet - Go to www.investorvote.com, enter your 15-digit control number and provide your voting instructions.

2.	Telephone - Call 1-866-732-VOTE (8683) from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 15-digit control number from your proxy to vote.

3.	Fax - Complete your voting instructions, sign and date the proxy and fax it to Computershare at 1-866-249-7775 (for registered shareholders in Canada and the US) or 1-416-263-9524 (for registered shareholders outside Canada and the US).

4.	Mail – Complete, sign and date your form of proxy and send it to: Computershare Investor Services Inc. Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6.

Computershare must receive the completed form by 11 a.m. (Toronto time) on August 5, 2026. If the meeting is postponed or adjourned, Computershare must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The Chairman of the meeting can accept or reject late proxies at his discretion.

How to Register your proxyholder with Computershare

After you have appointed your proxyholder in your proxy form, in order to register your proxyholder with Computershare shareholders must visit http://www.computershare.com/AlliedGold by 11 a.m. (Toronto time) on August 5, 2026 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an Invite Code via email.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code. Without an Invite Code, proxyholders will not be able to vote at the meeting, but will be able to attend as a guest.

Voting at the Meeting

Registered Shareholders and duly appointed proxyholders may vote at the online meeting by completing a ballot online during the meeting, as further described below. If you plan to attend the meeting and want to vote your Common Shares at the meeting, do not complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Attending the meeting online enables registered shareholders to participate at the meeting and ask questions in real time. Registered shareholders can vote at the appropriate times during the meeting.

For registered shareholders, the 15-digit control number is located on the form of proxy or in the email notification you received.

Questions?

Call Computershare at 1-800-564-6253 or 514-982-7555.

Non-registered shareholders

Your meetings materials include either a proxy or voting instruction form.

Shareholders are “non-registered” shareholders if the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased or hold the Common Shares. Common Shares beneficially owned by a non-registered shareholder are registered either: (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency of which the intermediary is a participant.

If you are a non-registered shareholder, the documents that you receive, and who you receive them from, will vary depending upon whether you are a non-objecting beneficial owner (a “NOBO”), which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an objecting beneficial owner (an “OBO”), which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information. In either case, you have the right to exercise voting rights attached to the Common Shares beneficially owned by you if you follow the procedures outlined below.

Be sure to send back your completed form as soon as possible so your intermediary (the registered shareholder) has enough time to carry out your voting instructions. Non-registered shareholders can also vote online or by telephone:

1.	Internet - Go to www.proxyvote.com, enter your 16-digit control number and provide your voting instructions.

2.	Telephone - Call the toll-free number listed on your voting instruction form from a touch-tone phone and follow the automatic voice recording instructions to vote. You will need your 16-digit control number to vote.

NOBOs

If you are a NOBO, and unless you have previously informed your intermediary that you do not wish to receive materials relating to the meeting, you should receive or have already received from the Company or its agent the meeting materials including a voting instruction form or form of proxy. These security holder materials are being sent to both registered shareholders and non-registered shareholders. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding the Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form or form of proxy.

OBOs

If you are an OBO, the Company will pay for intermediaries to forward the proxy-related materials to you. If you receive or have already received from your intermediary either a voting instruction form or a proxy form, follow the instructions provided in order to ensure your Common Shares are voted in accordance with your instructions. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow for providing voting instructions by telephone, on the Internet, by mail or by fax.

If you wish to vote yourself, write your name in the place provided for that purpose on the voting instruction form provided to you and we will deposit it with Computershare, or, if you request on the voting instruction form, we will send you a proxy that will grant you or your appointee the right to vote on your behalf. If you have an appointee vote on your behalf, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. If you do not return your voting instructions as specified in the voting instruction form, your Common Shares will not be voted.

If you are a non-registered shareholder and wish to vote at the online meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, following all of the applicable instructions provided by your intermediary AND registered yourself as your proxyholder, as described below. By doing so you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below.

Shareholders who wish to appoint someone other than the Allied proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their Common Shares must FIRST submit their voting information form appointing that person as proxyholder AND SECOND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code that is required to vote at the meeting.

How to Register your proxyholder with Computershare

After you have appointed your proxyholder in your voting information form, in order to register your proxyholder with Computershare shareholders must visit http://www.computershare.com/AlliedGold by 11 a.m. (Toronto time) on August 5, 2026 and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with an Invite Code via email.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code. Without an Invite Code, proxyholders will not be able to vote at the meeting, but will be able to attend as a guest.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be guests only at the meeting. Such non-registered shareholders can log into the meeting as set out below; however, non-registered shareholders/guests can only listen to the meeting, and are not able to vote.

VOTING AT THE ONLINE MEETING

Registered shareholders and duly appointed proxyholders, and non-registered shareholders who have not duly appointed themselves as proxyholders, can access the online meeting as follows:

•	Login online at meetnow.global/M6M9QVW. We recommend that you log in at least one hour before the meeting starts.

•	Click on “Shareholder” and enter a Control number or Invite Code.

OR

•	Click on “Guest” and then complete the online form.

CHANGING YOUR VOTE

You can provide new voting instructions if you change your mind about how you want to vote your shares after you have submitted a proxy or voting information form.

Registered shareholders

Revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, ON, Canada M5J 2J3

Attention: Sofia Tsakos, Chief Legal Officer and Corporate Secretary

You can send the notice up to 11 a.m. (Toronto time) on August 5, 2026 or in any other manner permitted by law.

Non-registered shareholders

Follow the instructions provided by your intermediary to revoke your proxy.

QUESTIONS AT THE MEETING

Registered shareholders and duly appointed proxyholders (including Non-registered shareholders who have appointed themselves or third party proxyholders) who attend the meeting virtually and have properly followed the instructions in this circular to vote virtually at the meeting will have an opportunity to ask questions at the meeting on each resolution as it is being considered at the meeting and during the question period at the end. Should any such shareholder or proxyholder wish to ask a question, the shareholder or proxyholder should access the Q&A tab, type your question into the box at the bottom of the screen and then press send. The chair of the meeting will also reserve time at the meeting for management to answer questions from registered shareholders and duly appointed proxyholders and guests that attend the meeting. All submitted questions will be moderated before being sent to the chair of the meeting. Questions can be submitted at any time during the meeting up until the chair of the meeting closes the question period. It is anticipated that shareholders will have substantially the same opportunity to ask questions on matters of business before the meeting as in past years when the annual meeting of Shareholders was held in person, provided that such shareholders have properly followed the instructions in this circular to participate in the virtual meeting and remain connected to the internet at all relevant times.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You will also need to be using a supported browser, which currently includes the latest version of Chrome, Safari, Edge or Firefox. Please also review the Virtual AGM User Guide available on the Company’s website at www.alliedgold.com to assist in registering and participating at the meeting.

Shareholders with questions regarding the virtual meeting platform or requiring assistance accessing the meeting website should contact Computershare at 1-888-724-2416 (local) or +1 781-575-2748 (international).

BUSINESS OF THE MEETING

1. Receive the financial statements (available at www.alliedgold.com or on our profile at www.sedarplus.ca and/or www.sec.gov)

Management’s report to shareholders, our audited consolidated financial statements and the auditors’ report for the year ended December 31, 2025 have been made available.

2. Elect the directors

You’ll vote on electing ten directors to the board to hold office until the end of the next annual meeting, or until their successors are appointed. All of the nominated directors have expressed their willingness to serve.

You can vote for or withhold your vote for the following individuals:

Management recommends you vote for each nominated director

1.	John Beardsworth	6.	Peter Marrone
2.	John Begeman	7.	Daniel Racine
3.	Pierre Chenard	8.	Jane Sadowsky
4.	Justin Dibb	9.	Dino Titaro
5.	Richard Graff	10.	Oumar Toguyeni

3. Re-appoint the auditors (see also our annual information form at www.alliedgold.com or on our profile at www.sedarplus.ca and/or our Form 40-F at www.sec.gov).

You’ll vote on re-appointing KPMG LLP (“KPMG”) as our external auditors until the end of the next annual meeting. You will also be asked to authorize the directors of the Company to fix KPMG’s remuneration. KPMG were first appointed as auditors of the Company on March 26, 2024. You can vote for or withhold your vote for the re-appointment of KPMG and the authorization of the directors of the Company to fix their remuneration.

Additional information with respect to our external auditors, including the audit committee charter and fees paid to the auditor, can be found in our most recent Annual Information Form available on our profile at www.sedarplus.ca and/or Form 40-F available on our profile at www.sec.gov.

Management recommends you vote for the re-appointment of KPMG as our auditors

4. Other business We’re not aware of any other business that may properly be brought before the meeting.

CURRENCY AND EXCHANGE RATE INFORMATION

This circular contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Cdn$”.

ABOUT THE NOMINATED DIRECTORS

Size of the board

According to our articles and the Business Corporations Act (Ontario), our board must have three to 15 directors. You will be voting on electing ten directors to our board on August 7, 2026.

Board qualifications

The ten directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, risk management, metallurgy, mergers and acquisitions, and international business, key skills for overseeing our affairs and guiding our strategic growth. When considering candidates for a renewed board, we balance collaboration and efficiency with diverse expertise, perspectives and skills.

Elected directors will hold office until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for another person using their best judgment.

You can read about the nominated directors in this circular, including information they’ve provided about the Common Shares they beneficially own, control or direct, either directly or indirectly, and any stock options (“Options”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) they beneficially own, directly, as at June 15, 2026.

Majority voting

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”), the board has adopted a majority voting policy that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the corporate governance and nominating committee promptly following the applicable meeting of shareholders. Under the terms of the majority voting policy, our corporate governance and nominating committee will be required to consider such resignation and make a recommendation to our board on whether to accept such resignation. The board will accept such resignation unless it determines, in consultation with the corporate governance and nominating committee, that there are exceptional circumstances that would warrant the director continuing to serve on the board, as determined by the board in accordance with its fiduciary duties to the Company. Our board will be required to make its decision within 90 days following the relevant meeting of shareholders and promptly announce its decision in a press release, including the reasons for such decision if the board does not accept the resignation. A director who tenders a resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of our board or our corporate governance and nominating committee at which the resignation is considered.

Related party transactions

Allied’s related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The audit committee will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if the audit committee determines it to be inconsistent with the interests of the Company and its shareholders. The review will consider, among other matters required by law, the nature of the benefit to be conferred on the related party, the extent of the related party’s interest in the transaction, the business reasons for the related party transaction, whether the related party transaction would impair the independence of the outside director and whether the related party transaction would constitute an improper conflict of interest for any officer or director. Furthermore, the Company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, management and the audit committee will review any potential related party transactions on at least a quarterly basis.

DIRECTOR BIOGRAPHIES

John Beardsworth

Age: 71

Virginia, United States

Lead Director

Director/Lead Director since September 2023 / Independent

Areas of expertise

•    Other Extractive Industries

•    Risk Management

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Compensation

John Beardsworth retired in 2021 as a senior partner of the law firm Hunton Andrews Kurth LLP (“Hunton”), where he served multiple terms as a member of the firm’s Executive Committee and Partnership Admission Committee. Mr. Beardsworth also served for ten years as Global Head of Hunton’s Business Practice Group and he served as Chair of the American Bar Association’s Infrastructure and Regulated Industries Section. Mr. Beardsworth is an Honorary Lecturer at the University of Dundee’s Center for Energy, Petroleum and Mineral Law and Policy. With over 40 years of experience, he focused his practice on energy and infrastructure transactions and finance, particularly in the oil, gas, electricity, mining and infrastructure sectors. Prior to retiring, Mr. Beardsworth served as Hunton’s relationship Partner for the World Bank, the International Finance Corporation, the U.S. International Development Finance Corporation, the Port Authority of Virginia, the U.S. Department of Energy and multiple sovereign Governments throughout the world, including many in Africa. In Chambers rankings, Mr. Beardsworth is one of two lawyers worldwide ranked with the highest “Senior Statespeople” designation for Africa Infrastructure Projects and Energy.

Mr. Beardsworth is an internationally recognized author and speaker on the development and financing of energy, extractive industries, renewables and infrastructure projects with a particular focus on Africa and emerging markets. He is a co-author of the World Bank’s ground-breaking treatise on resource-financed infrastructure and his work in Africa has been the subject of feature articles. Mr. Beardsworth has undertaken speaking and lecturing assignments in North and South America, Africa, Europe and Africa, generally with a focus on emerging market development and finance.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,262,900
Compensation Committee	5/5	100%	Amount received as DSUs	$225,900
Corporate Governance and Nominating Committee	3/3	100%	DSUs of total compensation	18%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	72,017	10,000	93,333	175,350

Other public company boards during the last five years
N/A

John Begeman

Age: 72

South Dakota, United States

Director

Director since September 2023 / Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Project Management/Technical Services

•    Compensation

John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the board and management. He currently sits on the board of directors of i-80 Gold Corp. and Pan American Silver.

Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of African Gold Group, the President and Chief Executive Officer of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc. and Vice President, Western Operations of Goldcorp Inc. (“Goldcorp”). Prior to his employment at Goldcorp, Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base of experience that the board and management can draw on.

Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-Institute of Corporate Directors (“ICD”) Directors Education program and is a member of the ICD with the ICD.D designation. He is also a member of the National Association of Corporate Directors (“NACD”) and is NACD Directorship Certified.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,339,150
Audit Committee	8/8	100%	Amount received as DSUs	$410,900
Sustainability Committee (Chair)	2/2	100%	DSUs of total compensation	31%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	37,459	52,543	93,333	183,335

Other public company boards during the last five years
Pan American Silver Corp.
i-80 Gold Corp.
Toubani Resources Limited (ceased October 2021)

Pierre Chenard

Age: 65

Quebec, Canada

Director

Director since September 2023 / Not Independent

Areas of expertise

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Board

•    Audit

•    Governance

•    Sustainability

•    Compensation

Pierre Chenard has held various roles in both the corporate development and legal areas over the past 40 years. From April 2024 to September 2025, Mr. Chenard was the Chief Executive Officer of Manara Minerals Investment Company, a venture that invested in mining assets globally. From February 2021 up until the closing of the Transaction in September 2023, Mr. Chenard was Executive Director of Allied Gold Corp Limited. From April 2019 to February 2021, he was Executive VP, Corporate Development & Strategy at AngloGold Ashanti. Prior to that, Mr. Chenard spent 11 years with Rio Tinto Aluminum including 8 years as Vice President, Business Development and General Counsel - Aluminum, and had previously served as Vice President and General Counsel at Alcan Inc. From 1988 to 2000, Mr. Chenard was Vice President and Head of Corporate Development at Cambior Inc., a Canadian mining company who had mining operations in various countries including Guyana and Suriname. Mr. Chenard earned Civil and Common Law degrees from McGill University and has been a member of the Quebec Bar since 1984.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,249,900
			Amount received as DSUs	$225,900
			DSUs of total compensation	18%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	107,520	10,000	93,333	210,853

Other public company boards during the last five years
G Mining Ventures Corp.
Blossom Gold Inc.

Justin Dibb

Age: 46

Dubai, United Arab Emirates

Director

Director since September 2023 / Not Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Board

•    Audit

•    Governance

•    Compensation

Justin Dibb is the Vice-Chairman and a director of Allied Gold Corporation. Mr. Dibb was the co-founder of, and acted as Chief Executive Officer of, Allied Gold Corp Limited from 2011 until September 2023 when the Company completed a business combination that resulted in the listing of Allied Gold Corporation on the Toronto Stock Exchange. With over 20 years of international, operational and industry business experience throughout Africa, and through his vision and leadership, Mr. Dibb was the driving force behind the transformation of Allied Gold Corp Limited to an African focused mining group building toward gold production of one million ounces with an attractive growth profile.

Prior to Allied Gold Corp Limited, Mr. Dibb co-founded Dominion Petroleum Ltd. in 2004 where he developed and executed on a strategic plan of acquiring and optimizing seven projects in various countries throughout Africa including Tanzania, Uganda and the Democratic Republic of Congo before successfully listing on the London Stock Exchange with a market capitalization of $240 million. Mr. Dibb was instrumental in raising $140 million for Dominion Petroleum Ltd. before its acquisition by Ophir Energy in 2011.

Mr. Dibb studied Laws, Banking and Finance at Griffith University.

2025 meeting attendance		%	2025 compensation
Board of Directors	11/13	84.6%	Total compensation	$17,533,470
			Amount received as DSUs	$225,900
			DSUs of total compensation	1%

	Allied shares		DSUs/RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	10,120,310	(1)	1,133,786	60,000	11,314,096

Other public company boards during the last five years

Notes:

(1) Comprised of Common Shares beneficially owned or controlled, directly or indirectly, by Mr. Dibb, including through certain trusts and corporate entities controlled by Mr. Dibb. Mr. Dibb also beneficially owns 12,500 convertible debentures of the Company, entitling him to acquire approximately 719,631 Common Shares on conversion thereof (based on a conversion price equal to $17.37 per Common Share) under the terms of the convertible debentures of the Company.

Richard Graff

Age: 79

Colorado, United States

Director

Director since September 2023 / Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Finance

•    Accounting

•    International Business

•    Governance

•    Compensation

Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, and special committees, as well as having compensation committee and governance and nominating committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represented a consortium of international mining companies and has met with and provided recommendations to the International Accounting Standards Board (“IASB”) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff organized periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shared that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the U.S. Securities and Exchange Commission on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He also served as interim chairman of the Board of the Directors, chair and member of the audit committee, and a member of the risk committee of DMC Global Inc. He served as the chairman of the audit committee for many years and was the lead director and a member of the compensation committee of Yamana Gold Inc. and was interim chairman of the Board of Directors, chair of the audit committee and a member of the compensation committee of Alacer Gold Corp. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with respect to accounting, corporate governance and other issues for an international public company in the mining industry.

Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,268,900
Audit Committee (Chair)	8/8	100%	Amount received as DSUs	$225,900
Corporate Governance and Nominating Committee	3/3	100%	DSUs of total compensation	18%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	12,692	10,000	93,333	116,025

Other public company boards during the last five years
DMC Global Inc. (ceased May 2024)

Peter Marrone

Age:66

Ontario, Canada

Chairman and Chief Executive Officer

Director since September 2023 / Not Independent

Areas of expertise

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Audit

•    Sustainability

•    Compensation

Peter Marrone is the Chairman and Chief Executive Officer, a director, and a significant investor of Allied Gold Corporation, a company which he and his management team took public in 2023. Before Allied, he served as Executive Chairman of Yamana Gold Inc., a company he founded in 2003. With over 35 years of experience in mining, business, and capital markets, Mr. Marrone has founded and taken public several companies in various sectors. In his earlier roles as an investment banker and lawyer, he advised companies on going public and establishing the necessary governance protocols. He has served on the boards of numerous public companies and has provided guidance to businesses with a strong international presence. Before founding Yamana, the first company where he played a key leadership and entrepreneurial role as an investor and in taking public, Mr. Marrone was the head of investment banking at a major Canadian investment bank and practiced law in Toronto, specializing in corporate law, securities law and international transactions.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$10,765,326
			Amount received as PSUs/RSUs	$6,079,198
			PSUs/RSUs of total compensation	56%

	Allied shares	RSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	5,991,304	101,552	500,000	6,592,856

Other public company boards during the last five years
Aris Mining Corporation (ceased May 2024)

Daniel Racine

Age: 63

Ontario, Canada

Director

Director since September 2023 / Not Independent

Areas of expertise

•    Mineral Exploration

•    Mining Operations

•    Risk Management

•    Sustainability

•    Finance/Account

•    Capital Markets

•    International Business

•    Governance

•    Project Management/Technical Services

•    Audit

•    Governance

•    Sustainability

•    Compensation

Daniel Racine served as President of Allied Gold Corporation from September 2023 until December 2025 and currently serves as a director of the Company. Prior to joining Allied Gold Corporation, Mr. Racine was with Yamana Gold Inc. since May 2014. In August 2018 he was appointed President and Chief Executive Officer of Yamana. In April 2021, he was appointed as a director of Yamana. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico Eagle Mines Limited (“Agnico Eagle”) where he was responsible for Agnico Eagle’s global mining operations. Mr. Racine joined Agnico Eagle as a junior mining engineer in 1987 taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations.

Mr. Racine holds a Bachelor of Mining Engineering degree from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Quebec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

2025 meeting attendance		%	2025 compensation
Board Of Directors	13/13	100%	Total compensation	$2,393,560
Sustainability Committee	2/2	100%	DSUs	$225,900
			DSUs of total compensation	9%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	1,355,430	10,000	60,000	1,425,430

Other public company boards during the last five years
IAMGold Corporation

Jane Sadowsky

Age: 64

New York, United States

Director

Director since September 2023 / Independent

Areas of expertise

•    Other Extractive Industries

•    Risk Management

•    Finance/Accounting

•    Capital Markets

•    International Business

•    Governance

•    Audit

•    Sustainability

•    Compensation

Jane Sadowsky retired from Evercore Partners (“Evercore”) as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore, she was a Managing Director and Group Head at Citigroup’s Investment Bank (“Citigroup”) and began her investment banking career at Donaldson, Lufkin & Jenrette.

In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant profit and loss, for managing people and for internal and external collaboration. She participated in or led global committees including compensation, fairness and valuation, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous U.S. jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services, and as a senior advisor leading curriculum development at Moelis & Company, a global investment bank. Ms. Sadowsky presents and teaches at the NACD as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is an NACD Board Leadership Fellow and is NACD.DC™ certified. She currently sits on the board, audit committee and compensation, nominating and governance committee of Nexa Resources S.A.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,280,400
Corporate Governance and Nominating Committee (Chair)	3/3	100%	Amount received as DSUs	$364,650
Audit Committee	8/8	100%	DSUs of total compensation	28%
Compensation Committee	5/5	100%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	111,815	20,660	93,333	225,808

Other public company boards during the last five years
Nexa Resources S.A.

Dino Titaro

Age: 74

Ontario, Canada

Director

Director since September 2023 / Independent

Areas of expertise

•    Mineral Exploration

•    Mining Operations

•    Risk Management

•    Finance/Accounting

•    Sustainability

•    Capital Markets

•    International Business

•    Governance

•    Project Management/Technical Services

•    Audit

•    Sustainability

•    Compensation

Dino Titaro has over 35 years of international experience in the mining and exploration mineral resource industry. He has been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management and has extensive corporate and operational experience. He was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages.

Mr. Titaro currently serves as Chair of the Board of Directors and a member of the governance and nominating committee of Avidian Gold Corp. He is also Chair of the Board of Directors and a member of the compensation committee and corporate governance and nominating committee of Blossom Gold Inc., as well as Chair of the Board of Directors and a member of the compensation committee and audit committee of EV Minerals Corp. Mr. Titaro has been a director and officer of several other publicly traded companies in the mining and health care technology fields.

Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is registered as a P.Geo in Ontario.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,314,650
Compensation Committee (Chair)	5/5	100%	Amount received as DSUs	$336,900
Sustainability Committee	2/2	100%	DSUs of total compensation	26%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	7,492	31,465	93,333	132,290

Other public company boards during the last five years
Avidian Gold Corp.
Golconda Gold Ltd. (ceased June 2026)
EV Minerals Corp.
Blossom Gold Inc.

Oumar Toguyeni

Age: 64

Ontario, Canada

Director

Director since November 2024/ Independent

Areas of expertise

•    Mineral Exploration

•    Mining Operations

•    Other Extractive Industries

•    Risk Management

•    Sustainability

•    Finance/Accounting

•    International Business

•    Governance

•    Project Management/Technical Services

•    Board

•    Governance

•    Sustainability

Oumar Toguyeni is a seasoned executive with over 35 years in mining across Africa, the Americas and Europe. He started his career as exploration geologist in Burkina and then moved to various roles within prominent mining companies including BHP Billiton, Alcoa. Before retiring at the end of 2023, Mr. Toguyeni spent 12 years with IAMGOLD where he led the company’s West African interests as Regional Vice-President before being promoted to Senior-Vice President External Affairs and Sustainability.

Throughout his career, he has often played pivotal roles in the development and operation of mining ventures in complex operational and stakeholder landscapes in Africa and the Americas; he is recognized as a champion for responsible mining through operational excellence and building lasting relationships with all stakeholders. Mr. Toguyeni served on the board of Hummingbird Resources Plc and Nioko Resource Corp.

Mr. Toguyeni graduated in Geological Engineering from the University of Dakar (Senegal), and holds an MBA from Webster University; he is a Registered P.Geo in Ontario and a member of the Canadian Institute of Corporate Directors Designation (ICD.D). He is fluent in French and English.

2025 meeting attendance		%	2025 compensation
Board of Directors	13/13	100%	Total compensation	$1,343,150
Sustainability Committee	2/2	100%	Amount received as DSUs	$392,400
			DSUs of total compensation	29%

	Allied shares	DSUs	Options	Total Share Ownership (Fully Diluted)
Share ownership	929	23,336	60,000	84,265

Other public company boards during the last five years
Hummingbird Resources Plc (ceased February 2025)
Pasofino Gold Ltd. (ceased April 2026)

DIRECTOR SHARE OWNERSHIP

We require each director to hold a minimum level of Common Shares or DSUs (or any combination thereof) so they have a significant at-risk-investment and to align their interests with those of our shareholders.

Directors are required to hold three times their annual board retainer in Common Shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. Directors are given within five years of their appointment to meet this threshold (although many of our directors have already met this requirement).

The corporate governance and nominating committee monitors compliance with these guidelines annually.

The Chairman and Chief Executive Officer is required to meet our share ownership guidelines for NEOs see “Compensation Discussion and Analysis”.

We calculate share ownership values using the market value of Common Shares.

The table below shows each director’s equity holdings as of June 15, 2026.

	Director Since	Common shares held(1) (#/$)	DSUs held (#/$)(3)	Market value of holdings(1) ($)	Currently meets requirement(2)	Current holdings (as a multiple of annual board retainer)(4)
John Beardsworth	Sept 7, 2023	72,017/ 1,903,409	10,000/ 264,300	2,167,709	Yes	11.7
John Begeman	Sept 7, 2023	37,459/ 990,041	52,543/ 1,388,711	2,378,753	Yes	12.9
Pierre Chenard	Sept 7, 2023	107,520/ 2,841,754	10,000/ 264,300	3,106,054	Yes	16.1
Justin Dibb(3)	Sept 7, 2023	10,120,310/ 267,479,793	1,133,786/ 29,965,964	297,445,757	Yes	>100
Richard Graff	Sept 7, 2023	12,692/ 335,450	10,000/ 264,300	599,750	Yes	3.1
Peter Marrone(3)	Sept 7, 2023	5,770,804/ 152,522,350	322,052/ 8,511,834	161,034,184	Yes	>100
Daniel Racine	Sept 7, 2023	1,355,430/ 35,824,015	10,000/ 264,300	36,088,315	Yes	70.1
Jane Sadowsky	Sept 7, 2023	111,815/ 2,955,270	20,660/ 546,044	3,501,314	Yes	18.9
Dino Titaro	Sept 7, 2023	7,492/ 198,014	31,465/ 831,594	1,029,607	Yes	5.6
Oumar Toguyeni	Nov 7, 2024	929/ 24,553	23,336/ 616,770	641,324	Yes	3.5
Average director holdings as a multiple of annual board retainer						192.3

(1) The market value of holdings is equal to the total holdings multiplied by the closing price of Common Shares of Cdn$36.96 ($26.43) on the TSX on June 15, 2026 and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7152 on that date.

(2) Directors are required to hold three times their annual board retainer in Common Shares or DSUs (or any combination thereof) and maintain the minimum throughout their tenure. Directors are given within five years of their appointment to meet this threshold (although many of our directors have already met this requirement).

(3) Includes RSUs for Peter Marrone and RSUs and DSUs for Justin Dibb.

(4) The multiple for Peter Marrone and Daniel Racine are a multiple of their base salary in 2025.

DIRECTOR MEETING ATTENDANCE

The table below shows director attendance in 2025.

Director	Board[1]		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
	Number	%	Number	%	Number	%	Number	%	Number	%
John Beardsworth	13/13	100	-	-	5/5	100	3/3	100	-	-
John Begeman	13/13	100	8/8	100	-	-	-	-	2/2	100
Pierre Chenard	13/13	100	-	-	-	-	-	-	-	-
Justin Dibb	11/13	84.6	-	-	-	-	-	-	-	-
Richard Graff	13/13	100	8/8	100	-	-	3/3	100	-	-
Peter Marrone	13/13	100	-	-	-	-	-	-	-	-
Jane Sadowsky	13/13	100	8/8	100	5/5	100	3/3	100	-	-
Daniel Racine	13/13	100	-	-	-	-	-	-	2/2	100
Dino Titaro	13/13	100	-	-	5/5	100	-	-	2/2	100
Oumar Toguyeni	13/13	100							2/2	100
Overall attendance		100%		100%		100%		100%		N/A

(1) Various members of the board have also participated in special committee meetings as delegated by the board.

The board has a policy of meeting in camera with the independent directors at the end of each board meeting. The independent directors met 13 times in 2025.

OUR GOVERNANCE PRACTICES

Our governance practices meet the Canadian requirements that apply to us and follow best practices in general. We monitor governance developments to ensure our practices continue to be current and appropriate and support our high standards of governance and stewardship.

Our practices meet the following Canadian requirements:

•	National Policy 58-201 – Corporate Governance Guideline, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance;

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”);

•	National Instrument 52-110 – Audit Committees, including independence and financial expertise of audit committee members; and

•	Toronto Stock Exchange Guide to Good Disclosure for NI 58-101.

The board and management believe that good governance is essential to managing our business, protecting employees and shareholders and enhancing shareholder value.

What we do
✓	Board independence. The majority of our board is independent. The board has a Lead Director to provide independent leadership to the independent directors.
✓	Majority voting. We have a majority voting policy for electing directors to the board.
✓	Human Resources and Advancement Policy. We have a policy regarding the various skills and characteristics that we consider in the identification and nomination of board members and in the appointment of senior management roles, and such considerations include, among others, the appointment and hiring of women
✓	Formal position descriptions. We have formal position descriptions for the Chairman, Chief Executive Officer, Lead Director and each chair roles for the committees of the board.
✓	Succession planning. We will continually monitor our succession planning for our senior executives and the board.
✓	Qualified board. We will continually assess board composition and prospective director candidates based on a skills matrix.
✓	Formal assessment. The board will conduct a formal assessment of board and committee effectiveness and the contribution of individual directors.
✓	Ethical conduct. Our code of conduct (the “Code”) applies to directors, officers and employees, including temporary workers, any party acting on our behalf or representing us (contractors, agents or consultants) and others who perform work for the Company.
✓	Shareholder engagement. We are committed to ongoing engagement.
✓	Related party transactions. Our related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy sets out definitions and factors that the audit committee will consider when reviewing a related party transaction.
✓	Accessible board. Shareholders, employees and others can contact the Chairman and Chief Executive Officer or any other member of the board.
What we don’t do
x	No dual class shares. We do not have dual class shares or non-voting shares.
x	No slate voting. Shareholders can vote for or withhold their vote for individual directors.

ABOUT THE BOARD

We have a highly engaged board, committed to our long-term success. The board has a strong and diverse mix of skills in finance, mining, exploration, sustainability, metallurgy, mergers and acquisitions, and international business, among other things.

Independence

A majority of the board is independent according to the board’s independence criteria and our governance guidelines. Six of our directors, being John Beardsworth, John Begeman, Richard Graff, Jane Sadowsky, Dino Titaro, and Oumar Toguyeni, are independent of Allied. Each of Pierre Chenard, Justin Dibb, Peter Marrone and Daniel Racine are not considered to be independent of Allied due to past officerships, consulting agreements or their standing as officers of the Company. The board also reviews other board and committee memberships when assessing director independence for audit committee purposes.

About independence

A director is independent if they are independent of management and free from conflicts of interest. This means that, in the view of the board, an independent director does not have a direct or indirect material relationship with Allied or its subsidiaries that could reasonably be expected to interfere with their ability to exercise independent judgment. The formal requirements for independence are in accordance with applicable legal requirements, including the requirements of National Policy 58-201 – Corporate Governance Guidelines.

Role of the board

Our board is responsible for the stewardship of Allied, supervising the management of our business and our affairs and acting in the best interests of the Company and its shareholders. A copy of the board’s charter is appended hereto as “Schedule B”.

The board’s main duties involve:

•	strategic planning;

•	identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks;

•	succession planning, including appointing senior management and overseeing their training and development;

•	establishing a communications policy for communicating with investors and other interested parties;

•	overseeing the integrity of our internal controls and management information system; and

•	assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees, which operate independently of management and report directly to the board. The board has developed written position descriptions for the Chairman, the Chief Executive Officer, the Lead Director and the chair of each board committee.

Role of the Chairman

Our Chairman provides leadership to the board so it can carry out its responsibilities effectively and chairs all board meetings in a manner that promotes meaningful discussion.

Our Chairman is responsible for the below duties, among others.

•	Chairing all meetings of the board in a manner that promotes meaningful discussion.

•	Providing leadership to the board to enhance the board’s effectiveness.

•	Ensure the proper functioning of the board, as it relates to:

o	Scheduling board meetings;

o	Preparing the agenda of the board meetings;

o	Adopting procedures to ensure that the board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

o	Ensuring meetings are appropriate in terms of frequency, length and content;

o	Ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the board;

o	Ensuring that a succession planning process is in place to appoint the Chief Executive Officer when necessary; and

o	Working with the corporate governance and nominating committee in connection with the recruitment of new directors where necessary, approaching potential candidates once such candidates are identified and exploring their interest in joining the board.

•	Acting as a liaison between the board and management to ensure that relationships between the board and management are conducted in a professional and constructive manner.

•	Performing other functions as may be ancillary to the responsibilities described above or as may be delegated to the Chairman by the board from time to time.

Role of the Lead Director

Our Lead Director, working closely with the Chairman and Chief Executive Officer, assists in providing leadership to the independent directors and ensures that the board’s responsibilities are well understood and respected. He also works closely with the Chairman and Chief Executive Officer, providing advice and counsel as appropriate.

Our Lead Director is also responsible for:

•	Working with the Chairman and Chief Executive Officer to ensure that relationships between the board and management are conducted in a professional and constructive manner, promoting meaningful discussion.

•	Chairing a portion of the board meetings where the independent board members move in camera without management present and reporting the results to the Chairman and Chief Executive Officer.

•	Acting as a liaison between the independent directors and the Chairman and Chief Executive Officer on any matters as may be requested.

•	Assisting the Chairman and Chief Executive Officer in ensuring the proper functioning of the board, as it relates to:

o	Confirming that the board understands its obligations to Allied and our shareholders

o	Supporting the corporate governance efforts of the Company

o	Participating in reviewing any director conflict of interest issues as they arise

o	Leading the independent directors in addressing communications received by the independent directors from shareholders or other stakeholders and determining the appropriate action and communication with the Chairman and Chief Executive Officer.

John Beardsworth was appointed as the Lead Director on September 7, 2023.

Strategic planning

The board is directly involved in our strategic planning process.

We hold an annual offsite meeting for the board and management to focus on our strategy and budget planning. The meeting runs from one to three days and typically covers six areas:

•	assets

•	risk (government, community relations, environment, health and safety, management succession and any gaps in board skills)

•	strategy

•	budgets

•	production

•	costs.

The Chairman obtains input from the Lead Director and the board to discuss potential agenda items, but the primary focus is to ensure a balance between costs and production, margin preservation and the generation and protection of cash flow. We believe this approach is appropriate and prudent for creating long-term value for all stakeholders.

At the end of the session, the board approves our corporate strategy.

The board monitors our performance by meeting at least quarterly to receive presentations by senior management on our results, our strategy, our progress in meeting our objectives for the year, our operations, health, safety, environment and community, construction activities, exploration, corporate development, corporate governance matters and other items as appropriate.

Occasionally, outside advisors are invited to attend.

The Chairman updates the Lead Director, the committee chairs and/or the board on any significant events between regularly scheduled meetings.

Our approach to sustainability

At Allied, we believe that achieving sustainability excellence is a core part of our business and is essential to our future growth and profitability. It also defines, to a significant degree, our reputation. Increasingly, reputation in the mining sector is the currency necessary to advance our business. We believe that reputation is the product of two things: the trust-based relationships we forge with a range of stakeholders, especially host communities; and our on-the-ground performance.

Sustainability at Allied encompasses a range of business functions, including health and safety, environmental protection, community relations and development, tailings management, human rights, government relations and security, in addition to the breadth of corporate governance elements that apply to all aspects of our business.

Governance

Governance of sustainability is built into our overall governance structure, management systems and practices. Our commitment to sustainability is driven by the Chairman, supported by the board of directors and the Sustainability Committee, and our Chief Sustainability Officer, as well as our corporate and regional Sustainability teams at each site.

Board of directors	Corporate	Operations

The board oversees strategy, governance and risk, including risks and opportunities associated with sustainability factors.

The Chairman and CEO drives and facilitates sustainability policy development and the implementation of directives, in consultation with the board and with the support of the Chief Sustainability Officer.

The board’s sustainability committee oversees all aspects of sustainability matters. It reviews policies, compliance issues and incidents, and ensures we have been diligent in carrying out our responsibilities and activities.

The corporate sustainability team is led by the Chairman and Chief Executive Officer with the support of the Chief Sustainability Officer.

The team implements strategy, develops and implements management systems, in collaboration with operations, and facilitates dialogue with external stakeholders at the corporate level. It also works with the sites to make sure systems are implemented, best practices are shared and Company performance is enhanced.

The corporate sustainability team supervises the compliance with international standards and aspects related to sustainability reporting.

Each operation has a sustainability team and addresses health, safety, environment and social performance with the site’s general manager.

This will continue to evolve in 2026 across all sites and the sustainability targets meeting at least quarterly to discuss sustainability issues, approaches, incidents, corrective actions and other operational practices.

The quarterly reviews monitor the implementation of management systems, the effectiveness and performance of the sustainability programs and report any material issues to the general manager who escalates matters as necessary.

Management

The Company has a Code of Conduct and set of related policies that establish corporate expectations across the business. The Company’s sustainability team works within a Sustainability Management Framework that outlines the principles and expectations which are to be implemented to enhance the integration of sustainability within the Company’s strategy, operational processes, and culture. The Sustainability Management Framework discloses the sustainability purpose of the Company which is “Working together to responsibly build a positive legacy with local communities and all stakeholders”. The Sustainability Management Framework is centered around six key pillars: vision and governance, culture, systems and planning, people and leadership, performance (data and reporting), and innovation.

In order to support the sustainability purpose of the Company, the board approved in May 2024 a new set of policies for Health and Safety, Environment and Social Responsibility. As part of the Sustainability Management Framework, such policies and standards for Occupational Health and Safety, Environment and Social performance are communicated across the Company. The following key principles are integrated into the Sustainability Management Framework:

1.	Risk and opportunity management

2.	Integration

3.	Commitment to Evolving International Best Practice Standards

4.	External Reporting and Assessment

Performance

The Company will regularly monitor a range of aspects, impacts and topics of interest to it and its stakeholders, including:

•	governance;

•	workplace health and safety;

•	community relations and generating local benefit;

•	business ethics and human rights;

•	environmental stewardship;

•	tailings and waste management;

•	water management;

•	biodiversity; and

•	mine closure.

You can read more about our commitments, management systems and performance in our Sustainability Report available on our website (www.alliedgold.com).

Majority voting

In accordance with the requirements of the TSX, the board maintains a majority voting policy that requires a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the corporate governance and nominating committee promptly following the applicable meeting of shareholders. Under the terms of the majority voting policy, our corporate governance and nominating committee will be required to consider such resignation and make a recommendation to our board on whether to accept such resignation. The board will accept such resignation unless it determines, in consultation with the corporate governance and nominating committee, that there are exceptional circumstances that would warrant the director continuing to serve on the board, as determined by the board in accordance with its fiduciary duties to the Company. Our board will be required to make its decision within 90 days following the relevant meeting of shareholders and promptly announce its decision in a press release, including the reasons for such decision if the board does not accept the resignation. A director who tenders a resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of our board or our corporate governance and nominating committee at which the resignation is considered.

Related party transactions

Allied’s related party transactions policy states that the disinterested members of the audit committee are responsible for reviewing and evaluating related party transactions. The policy defines "related party" and a "related party transaction" in accordance with MI 61-101. The audit committee will conduct a reasonable review and oversee all related party transactions and such transactions will be prohibited if the audit committee determines it to be inconsistent with the interests of the Company and its shareholders. The review will consider, among other matters required by law, the nature of the benefit to be conferred on the related party, the extent of the related party’s interest in the transaction, the business reasons for the related party transaction, whether the related party transaction would impair the independence of the outside director and whether the related party transaction would constitute an improper conflict of interest for any officer or director. Furthermore, the Company will maintain reasonable and effective procedural safeguards designed to ensure that related party transactions are identified and addressed in accordance with applicable laws and financial reporting requirements. Among such safeguards, management and the audit committee will review any potential related party transactions on at least a quarterly basis.

Our approach to leadership

Our Human Resources and Advancement Policy establishes our commitment to building a workplace culture that fosters collaboration and respect. The Company has adopted this policy to ensure consideration of different backgrounds, experiences and cultures throughout our organization including the representation of women, when assessing candidates for our board, senior management, and all positions in the Company.

The board will work with the corporate governance and nominating committee when assessing board of director candidates and will consider all backgrounds, experiences and cultures , consistent with our Human Resources and Advancement Policy in order to attract the most qualified persons to provide stewardship of the Company. The corporate governance and nominating committee recognizes the importance of the representation by women, in conjunction with other factors, such as experience, skill, capability and other relevant qualifications when assessing candidates for the board. We look for particular skills and attributes in director candidates as well as key skills and experience.

Directors must have eight core qualities and skills:

•	financial literacy;

•	integrity and accountability;

•	ability to engage in informed judgment;

•	governance;

•	strategic business development;

•	ability to effectively operate in an international business setting;

•	excellent communication skills; and

•	ability to work effectively as a team.

Directors must also have strong business experience as a senior executive. The corporate governance and nominating committee will develop and continuously update the skills matrix/assess the relevant experience qualifications every year to assist with director searches to enhance the board’s profile and technical skills.

The corporate governance and nominating committee considers candidates with a broad, sophisticated business perspective and a combination of varying skills, experience and personal attributes. The committee works with the board to define specific criteria that would enhance the board’s profile and strong technical skills.

The Company is also committed to the Human Resources and Advancement Policy principles in building a strong leadership team. In an effort to implement the Human Resources and Advancement Policy, our human resources group ensures that all job postings are gender neutral, and will ask internal recruitment specialists and all third-party recruitment advisors to present a list of candidates with varying backgrounds, experiences and cultures.

As of the date of this circular, one of the ten directors on the board is a woman (10%) and two of the eight executive officers of the Company are women (25%).

Ethical business conduct

We expect directors to use sound judgment, avoid conflicts of interest and to always act in our best interests.

Directors must disclose to the Chairman and Chief Executive Officer any conflict of interest he or she may have and recuse themselves from any board deliberations on the matter. We have adopted the Code and several governance policies that apply to directors, officers and employees, including temporary workers, any party acting on our behalf or representing us (contractors, agents or consultants) and others who perform Allied work. A copy of the Code is available on our website at www.alliedgold.com.

The Code and governance policies signify Allied’s commitment to conducting business in accordance with the letter and spirit of the law and high standards of ethical business conduct. It governs all aspects of Allied’s business, including governing fair competition, conflicts of interest, anti-corruption practices, and community and political involvement. The corporate governance and nominating committee reviews the Code and other governance policies, updates them as necessary to reflect developments in law, regulation and professional ethics, and Allied’s commitments to communities.

The corporate governance and nominating committee monitors compliance with the Code by ensuring that all directors, officers, employees and contractors in all jurisdictions where we operate receive and familiarize themselves with the Code and acknowledge their support and understanding of it.

Board Committees

The board currently has four committees. The full charter of each committee can be found on our website at www.alliedgold.com.

Audit Committee

The Audit Committee is currently composed of three directors (Richard Graff (Chair), John Begeman, and Jane Sadowsky), each of whom is an independent director.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of three directors (Jane Sadowsky (Chair), John Beardsworth, and Richard Graff), each of whom is an independent director.

Compensation Committee

The Compensation Committee is currently comprised of three directors (Dino Titaro (Chair), John Beardsworth, and Jane Sadowsky), each of whom is an independent director.

Sustainability Committee

The Sustainability Committee is currently comprised of four directors (John Begeman (Chair), Daniel Racine, Dino Titaro, and Oumar Toguyeni).

Attendance

We expect directors to attend all board meetings and all of their committee meetings in person when possible. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting and actively participate in the deliberations and decisions. If there are unforeseen circumstances and a director is unable to attend a meeting, they are expected to contact the Chairman and Chief Executive Officer or the Chief Legal Officer and Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

Other directorships

We do not limit the number of public company directorships, but we consider other boards and commitments when assessing suitable director candidates to make sure they can dedicate the appropriate time, energy and focus to the board.

The following directors of the Company serve on the boards of other reporting issuers, and there is a board interlock with Blossom Gold Inc. (Pierre Chenard and Dino Titaro).

Director	Other Directorships
John Begeman	Pan American Silver Corp. i-80 Gold Corp.
Pierre Chenard	G Mining Ventures Corp. Blossom Gold Inc.
Daniel Racine	IAMGold Corporation
Jane Sadowsky	Nexa Resources S.A.
Dino Titaro	Avidian Gold Corp. EV Minerals Corp. Blossom Gold Inc.

The board has reviewed these memberships, the directors’ financial expertise, attendance records and their other commitments and does not believe they impair their ability to effectively serve on our board and its committees.

Skills matrix

The corporate governance and nominating committee assesses the composition of the board using a skills matrix, which it updates annually to reflect specific criteria, including categories of business experience that would enhance the board’s profile and technical skills. The committee’s goal is to establish a board with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

The following reflects the skills for each director nominee for election at the meeting.

	John Beardsworth	John Begeman	Pierre Chenard	Justin Dibb	Richard Graff	Peter Marrone	Daniel Racine	Jane Sadowsky	Dino Titaro	Oumar Toguyeni
Board experience
Board experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Audit committee experience		✓	✓	✓	✓	✓	✓	✓	✓
Governance committee experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability committee experience		✓	✓			✓	✓		✓	✓
Compensation committee experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business experience
Senior level executives	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mineral exploration – experience in and understanding of mineral exploration activities							✓		✓	✓
Mining operations – experience in and understanding of mining operations		✓		✓	✓	✓	✓		✓	✓
Other extractive industries – experience in and understanding of natural resources other than what the Company produces	✓	✓	✓	✓	✓	✓		✓		✓
Risk management – knowledge or experience in identifying, assessing and managing risks as they relate to the extractive industry	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sustainability – understanding risks, understanding government regulations, and experience in health, safety, environment and community matters in the extractive industry	✓	✓	✓	✓		✓	✓		✓	✓
Finance/Accounting – understanding of financial statements and internal controls	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital markets – experience or understanding of financial markets and how debt and equity capital are used as a financing resource	✓	✓	✓	✓		✓	✓	✓	✓
International business – experience in business dealings in a number of different countries, including dealing with governments, legislation, opportunities and risks in different cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance – experience in overseeing the consistent application and accountability of commonly agreed policy and guidelines within an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Project management / Technical services – experience in the planning and oversight of projects from development, planning, scheduling, contract administration and construction	✓	✓					✓		✓	✓

Director education

The corporate governance and nominating committee is responsible for director development and the Chairman and Chief Executive Officer provides input as appropriate.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•	written information about the duties and obligations of directors, as well as the committees of the board and the board as a whole; and

•	information about our business and operations; and opportunities for meetings and discussion with senior management and other directors.

Continuing education

The corporate governance and nominating committee is responsible for the continuing education of all directors. The board believes in the importance of ongoing director education and the need for each director to be personally responsible for this process. Each director will receive access to continuously updated materials on policies and other Company information through a secure electronic portal. The board will also conduct the following activities as part of the continuing education program:

•	periodically canvass the directors to determine their training and education needs and interests;

•	recommend and support director participation in various independent learning courses;

•	arrange site visits for directors to see our facilities and operations;

•	encourage and facilitate presentations by outside experts to the board or committees on topics of particular importance or emerging significance;

•	support membership in the NACD and the ICD; and

•	subjects relevant to Allied’s business, including funding for seminars or conferences of interest and relevant to their position as a director and member of our board committees.

Individual directors have participated in various third-party seminars relating to environment, safety and governance, mining disclosure under NI 43-101, cybersecurity, carbon markets and carbon trading, updates on international financial reporting standards, non-GAAP measures, regulatory developments with the Ontario Securities Commission, enterprise risk management, shareholder activism, internal controls, international taxation, compensation trends and compensation committee issues.

Board assessment

The board has established a formal process for assessing board and committee performance and the contribution of individual directors each year. The corporate governance and nominating committee is tasked with carrying out the assessments to determine overall effectiveness and to identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

Term limits

We currently do not have term limits because we recognize the value and depth of knowledge that longer serving directors bring to the board. Each director is assessed for the value of their contribution and enforcing term limits would compel Allied to potentially lose valuable resources.

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and is developing a long-term plan for board composition that is based on our strategic direction, skills matrix, variety of backgrounds, experiences and cultures and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

There will be regular and open dialogue between and among all directors about director requirements and characteristics of possible candidates, and a formal discussion at least once each year. The board does not, however, maintain a formal evergreen list. Occasionally, external search firms may be consulted and relied upon for introductions to or vetting of potential candidates.

Sustainability Committee

In addition to the audit committee, the compensation committee and the corporate governance and nominating committee, the board has a standing sustainability committee, which is responsible for monitoring and reviewing the sustainable development, environmental, health and safety policies, principles, practices and processes, as well as current and future regulatory issues relating to sustainable development, environmental, health and safety.

BOARD OF DIRECTOR COMPENSATION

Additional information on board of director compensation can be found in the Statement of Executive Compensation attached as Schedule A to this circular.

Board of director minimum share ownership

Directors are required to hold three times their annual retainer in Common Shares and/or DSUs of the Company. Directors will have five years from the date of their appointment to attain such three times holdings. Such holdings must be maintained throughout the board member’s tenure see “Director Share Ownership”.

Board fees

The table below shows the breakdown of the total cash fees earned in the first column of the table above.

	Retainers		Meeting fees
	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	Total fees earned ($)
John Beardsworth	200,000	-	10,000	2,000	212,000
John Begeman	61,250	-	10,000	10,000	81,250
Pierre Chenard	185,000	-	10,000	4,000	199,000
Justin Dibb(1)	-	-	-	-	-
Richard Graff	200,000	-	10,000	8,000	218,000
Jane Sadowsky	68,750	-	10,000	12,000	90,750
Dino Titaro	116,750	-	10,000	4,000	130,750
Oumar Toguyeni	93,750	-	10,000	-	103,750

(1)  Mr. Dibb was not compensated in his capacity as a director because he was otherwise compensated under the terms of his Transition Services and Consulting Agreements with the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Additional information on our executive compensation, including our compensation discussion and analysis, can be found in the Statement of Executive Compensation attached as Schedule A to this circular.

Share ownership

We require NEOs, other than the Chairman and Chief Executive Officer, to own at least two times their annual salary in Allied equity to reinforce our focus on the long term and align business decisions with shareholders’ interests. The Chairman and Chief Executive Officer must hold three times their annual salary. NEOs can count Common Shares and RSUs (and DSUs for the Chairman and Chief Executive Officer) toward meeting the guidelines.

Current NEOs are required to meet the guidelines by September 7, 2028, or within five years of assuming their position, and must maintain the minimum requirement throughout their tenure as a senior executive. As at June 15, 2026, all NEOs have met their shareholding requirements. In fact, management and the board own an aggregate of 20,372,592 Common Shares, representing 16% of the issued and outstanding Common Shares as at June 15, 2025.

	Target		Annual Salary ($)	Common shares held (#/$)(1)	RSUs / DSUs held (#/$)(1)	Market value of holdings ($)(1)	Meets requirements	Current holdings (as a multiple of annualized salary)
Peter Marrone Chairman and Chief Executive Officer	3	x	927,000	5,991,304/ 158,350,165	101,552/ 2,684,019	161,034,184	Yes	>100
Daniel Racine (2) President	3	x	515,000	1,355,430/ 30,456,512	10,000/ 264,300	30,720,812	Yes	59.7
Jason LeBlanc Chief Financial Officer	2	x	386,250	765,534/ 20,233,064	30,224/ 799,349	21,032,413	Yes	54.5
Gerardo Fernandez Chief Development Officer	2	x	360,500	734,993/ 19,425,865	28,208/ 745,537	20,171,402	Yes	56.0
Sofia Tsakos Chief Legal Officer and Corporate Secretary	2	x	360,500	739,432/ 19,543,188	28,208/ 745,537	20,288,725	Yes	56.3
Average holdings (as a multiple of annualized salary)								80.0

(1)	The market value of holdings is equal to the total holdings multiplied by the closing price of Common Shares of Cdn$36.96 ($26.43) on the TSX on June 15, 2026 and has been converted to US dollars using the exchange rate of Cdn$1.00 = $0.7152 on that date.

(2)	Daniel Racine retired as President on December 31, 2025.

EQUITY COMPENSATION PLANS

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Plan category	(#)	($)	(#)
Equity compensation plans (approved by shareholders)	2,354,498 (Options) 3,317,468 (RSUs)	Cdn$29.96(Options) Cdn$15.64 (RSUs)	152,744 (Options) 2,532,764 (RSUs)
Equity compensation plans (not approved by shareholders)	Nil	Nil	Nil
Total	2,354,498 (Options) 3,317,468 (RSUs)	N/A	152,744 (Options) 2,532,764 (RSUs)

Stock option grant rates

Year	Stock options granted in the fiscal year	Total shares outstanding as at December 31 of fiscal year	Grant rate
2025	2,154,500	124,737,221	1.7%
2024	-	328,887,648	-%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Company or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this circular, or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries, or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement, or understanding provided by us or any of our subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MEETING BUSINESS AND MATERIAL TRANSACTIONS

Other than as described elsewhere in this circular, none of the directors, proposed directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10% of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any item of business at the meeting, or in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

OTHER INFORMATION

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2025 under our profile at www.sedarplus.ca and/or at www.sec.gov. You can also access a copy and other information about Allied on our website (www.alliedgold.com), on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).

Audit Committee

Information with respect to the audit committee can be found in the Company’s most recent Annual Information Form, available on the Company’s profile on SEDAR+ at www.sedarplus.ca or on Form 40-F on EDGAR at www.sec.gov under the heading “Audit Committee”.

Forward-looking statement advisory

This circular contains “forward-looking information” under applicable Canadian e3securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance, including forward-looking aspects of the Company’s executive compensation and director compensation programs and corporate governance-related matters. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information contained herein includes, without limitation, information with respect to the upcoming annual general meeting of shareholders, and the potential timing for closing the Company’s transaction with Zijin Gold International Company Limited; the Company’s expectations with respect to future growth and profitability; future long term incentives granted in connection with future periods; governance matters and targets. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include: the completion of the Company’s plan of arrangement transaction with Zijin Gold International Company Limited; production, exploration, development and expansion plans at its projects as they relate to performance goals not being met; any changes required to be made to the Company’s compensation programs; possible conflicts of interest of directors and officers of the Company that may arise; fluctuating currency exchange rates; unanticipated impacts on the Common Shares in connection with global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of Common Shares; risks associated with financial projections; convertible securities conversions and other transactions that may result in dilution to Common Shares; future sales of Common Shares by existing significant shareholders; as well as those risk factors discussed or referred to in the Company’s annual information form and Form 40-F for the year ended December 31, 2025.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information contained herein, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information.

SCHEDULE A

**This Statement of Executive Compensation was publicly filed on May 20, 2026 as an alternative to holding an annual general meeting of shareholders on the Corporation’s usual timeline given that Allied Gold Corporation entered into a Plan of Arrangement with Zijin Gold International Company Limited on January 26, 2026, which closing is pending.

Allied Gold Corporation

Statement of Executive Compensation

for the Year Ended December 31, 2025

Note: This Statement of Executive Compensation contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Cdn$”.

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BOARD OF DIRECTOR COMPENSATION

Our board of director compensation is designed to attract and retain qualified and experienced board members. The compensation committee is responsible for determining fair and reasonable board compensation. To establish the board compensation framework, the compensation committee looked at companies reflecting the same industry and similar size and scope of operations, consistent with the approach taken to develop the executive compensation framework.

Annual board fees

Annual board compensation for 2025 had two components: the annual retainer (paid in cash and DSUs) and meeting fees. The annual retainer included attendance at 8 board and 4 committee meetings, with per meeting fees paid for each board and committee meeting. Each director elected the percentage of their annual retainer to be paid in cash or DSUs.

Board compensation component
Annual board retainer	$185,000
Annual board retainer (for directors who sit on one committee)	$192,500
Annual board retainer (for directors who sit on two committees)	$200,000
Annual board retainer (for directors who sit on more than two committees)	$207,500
Meeting fees (for each meeting attended beyond 8 board meetings and 4 committee meetings)	$2,000
Mine visitation fees (per day)	$2,000

Grant of stock options and DSUs

The Company’s size and scope of operations have expanded rapidly and the Company increasingly operates in a sensitive geopolitical environment. To recognize the board’s role in these circumstances, the directors received a one-time grant of stock options and DSUs in 2025, intended to support continuity and stability on the board, to recognize past performance and to further reinforce future value creation for shareholders. Grant values are included in the table below.

Board of director compensation table

The table below shows the compensation paid to directors for the year ended December 31, 2025.

Director(1)	Fees earned ($)	Share-based awards ($) (2)(5)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total compensation ($)
John Beardsworth	212,000	225,900	825,000	-		1,262,900
John Begeman(4)	81,250	410,900	825,000	-	22,000	1,339,150
Pierre Chenard	199,000	225,900	825,000	-		1,249,900
Justin Dibb(6)	10,410,000	6,298,470	825,000	-		17,533,470
Richard Graff	218,000	225,900	825,000	-		1,268,900
Jane Sadowsky(4)	90,750	364,650	825,000	-		1,280,400
Dino Titaro(4)	130,750	336,900	825,000	-	22,000	1,314,650
Oumar Toguyeni(4)	103,750	392,400	825,000	-	22,000	1,343,150

(1)	All non-executive directors are compensated as directors. Executive directors are compensated through their executive roles.

(2)	Share-based awards are DSUs granted. Grant amounts are made in US dollars. Justin Dibb also includes RSUs granted.

(3)	All other compensation consists of 11 days of mine-site visits.

(4)	John Begeman, Jane Sadowsky, Oumar Toguyeni, and Dino Titaro receive all or some of their retainer fee in DSUs.

(5)	The market value of the share-based awards is the total DSUs or RSUs multiplied by the closing price of the Common Shares on the TSX on the day before each grant.

(6)	Mr. Dibb was compensated under the terms of his Transition Services and Consulting Agreements with the Company. Mr. Dibb also received option-based awards and $225,900 of DSUs (under the Share-based awards), consistent with other directors of the Company. The consulting fees were granted in the context of engagements relating to third party support and geopolitical matters.

Outstanding share-based and option-based awards

3

The table below shows the value of the Options, RSUs and DSUs held by each director as at December 31, 2025.

	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)		Market or payout value of share- based awards that have not vested ($)		Market or payout value of share-based awards not paid out or distributed ($)
John Beardsworth	33,333	12.85	9-Dec-30	336,663.30	-		-		229,500
	60,000	22.70	16-Dec-32	15,000.00
John Begeman	33,333	12.85	9-Dec-30	336,663.30	-		-		1,205,862
	60,000	22.70	16-Dec-32	15,000.00
Pierre Chenard	33,333	12.85	9-Dec-30	336,663.30	-		-		229,500
	60,000	22.70	16-Dec-32	15,000.00
Justin Dibb	60,000	22.70	16-Dec-32	15,000.00	1,344,286	(1)	30,851,364	(2)	229,500
Richard Graff	33,333	12.85	9-Dec-30	336,663.30	-		-		229,500
	60,000	22.70	16-Dec-32	15,000.00
Jane Sadowsky	33,333	12.85	9-Dec-30	336,663.30	-		-		474,147
	60,000	22.70	16-Dec-32	15,000.00
Dino Titaro	33,333	12.85	9-Dec-30	336,663.30	-		-		722,099
	60,000	22.70	16-Dec-32	15,000.00
Oumar Toguyeni	60,000	22.70	16-Dec-32	15,000.00	-		-		535,561

(1)	In September 2023 Mr. Dibb was issued 1,123,763 RSUs which will vest in 2026 and in February 2025 he was granted 661,500 RSUs pursuant to a consultancy arrangement with the Company. Subsequent to the share consolidation and vestings during 2025, Mr. Dibb currently has 1,344,286 RSUs.

(2)	The market value of holdings is the total holdings multiplied by Cdn$31.45, the closing price of the Common Shares on the TSX on December 31, 2025. The values have been converted to US dollars using the Bank of Canada closing exchange rate of Cdn$1.00 = $0.7296 on that date.

Incentive plan awards – value vested or earned in 2025

The table below shows the book value of DSUs vested or earned in 2025. DSUs are paid out in cash only when the director leaves the board.

	Option awards – value vested during the year ($)	Share awards – value earned during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John Beardsworth	-	225,900.00	-
John Begeman	-	410,900.00	-
Pierre Chenard	-	225,900.00	-
Justin Dibb	-	225,900.00	-
Richard Graff	-	225,900.00	-
Jane Sadowsky	-	364,650.00	-
Dino Titaro	-	336,900.00	-
Oumar Toguyeni	-	392,400.00	-

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COMPENSATION DISCUSSION AND ANALYSIS

Allied operates in a competitive and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, Allied needs to attract, retain and motivate a highly talented team of executives. Allied’s management team possesses and demonstrates strong leadership capabilities, that fosters Allied’s company culture, which is at the foundation of its success and remains a pivotal part of its everyday operations.

Allied’s executive compensation program in 2025 was designed to achieve the following objectives:

•	provide market-competitive compensation opportunities in order to attract and retain talented, high-performing and experienced executive officers, whose knowledge, skills and performance are critical to Allied’s success;

•	motivate these executive officers to achieve Allied’s business objectives;

•	align the interests of Allied’s executive officers with those of its shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of Allied’s business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

During the previously completed financial year, the Company had five Named Executive Officers (“NEOs”), being:

Peter Marrone, Chairman and Chief Executive Officer

Daniel Racine, President (until December 31, 2025)

Jason LeBlanc, Chief Financial Officer

Gerardo Fernandez, Chief Development Officer

Sofia Tsakos, Chief Legal Officer and Corporate Secretary

COMPENSATION GOVERNANCE

Our compensation committee is responsible for assisting our board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. Our compensation committee is also responsible for ensuring that our compensation policies and practices provide an appropriate balance of risk and reward consistent with our risk profile. Our board has adopted a written charter for our compensation committee setting out its responsibilities for administering our compensation programs and reviewing and making recommendations to our board concerning the level and nature of the compensation payable to our executive officers. Our compensation committee’s oversight includes reviewing objectives, evaluating performance and ensuring that total compensation paid to our executive officers, personnel who report directly to our Chairman and Chief Executive Officer and various other executive officers and managers is fair, reasonable and consistent with the objectives of our philosophy and compensation program.

Details about our compensation committee are set out below.

Qualified and independent committee members

The committee is made up of three independent directors with experience in five key areas:

	Compensation	Governance	Finance	Operations / mining	Senior business executive
Dino Titaro (chair)	✓	✓	✓	✓	✓
John Beardsworth	✓	✓	✓		✓
Jane Sadowsky	✓	✓	✓	✓	✓

All of the committee members are experienced business professionals who have the skills and experience necessary to make decisions about our executive compensation policies and practices. All have compensation experience as members of the compensation committees of other corporations.

Independent and objective advice

The compensation committee retains an independent advisor to attend committee meetings from time to time, to provide support, including research and analysis, insights into human resources and compensation market trends, and advice related to executive and board of director compensation. The committee takes the advisor’s reports and recommendations into consideration when assessing the compensation structure and determining compensation

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awards, but the committee makes its own decisions and recommendations to the board. In September 2023, the committee retained Southlea Group LP (“Southlea Group”) as its independent advisor. Southlea Group is independent of management, and well qualified in human resources and compensation matters.

The below sets out the fees paid to Southlea Group in 2024 and 2025 (in Canadian dollars, including applicable taxes).

Compensation advisory services (2025)

Executive compensation-related fees: Cdn$101,432

All other fees – Cdn$0

Compensation advisory services (2024)

Executive compensation-related fees: Cdn$81,341

All other fees – Cdn$0

A continuing focus on compensation governance

What we do
✓	Benchmark to industry peers. We benchmark compensation to a group of peer companies in the mining industry to ensure compensation is fair and competitive with the market.
✓	Deliver the majority of total compensation in ‘at-risk’ elements. Most of what we pay our executives is variable (at risk) and not guaranteed (all but base salary).
✓	Align executive and shareholder interests. We require NEOs to own Allied equity to align their interests with those of our other stakeholders. All NEOs currently hold a meaningful percentage of the issued and outstanding Common Shares.
✓	Pay for performance. We link compensation to corporate, individual and share price performance over multiple time horizons.
✓	Use a disciplined approach to assess performance. We use specific measures and a pre-defined range of performance to calculate short-term awards and determine long-term incentive grants.
✓	Cap the value of incentive compensation. We have caps in place to limit payouts of incentive awards.
✓	Retain an independent compensation advisor. The compensation committee is made up of independent directors and retains an independent advisor for external, third-party advice.
✓	Use informed judgment. The committee and board can use reasonable judgment to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests.
✓	Engage directly with shareholders. We engage directly with shareholders on executive compensation and other matters.

What we don’t do
x	No hedging. We do not allow hedging of Allied securities by any director, officer or employee.
x	No re-pricing. We do not re-price stock options or other equity incentives.

Compensation risk management

As part of its role in overseeing the risk associated with executive compensation, the committee reviews our compensation program to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

•	We benchmark compensation for our senior executives against a group of industry peers that are similar in structure, size and type of business to make sure our compensation levels are appropriate.

•	Our short-term incentive is based on corporate and individual performance. We use a balanced scorecard to assess corporate performance with predetermined performance measures and weightings, and threshold, target, stretch and maximum levels, to cap the calculated scores and not encourage excessive risk-taking.

•	Long-term incentive compensation is used primarily to align management's long-term interests with those of shareholders and to retain key management of the Company. Grant values are based on a number of factors

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including the NEO's level of responsibility within the Company and ability to create future value for shareholders, target levels that are benchmarked to peer companies in the mining industry that ensure compensation is fair and market competitive, the Company's performance and past practices, and the NEO's performance.

•	The board can use informed judgment to adjust the grant values up or down as it deems appropriate based on its review and assessment.

•	All decisions about executive pay must be approved by the board. The Chairman and Chief Executive Officer recuses himself from any board discussions about his pay.

•	We do not allow any Allied directors, officers or employees to hedge Allied securities. We do not re-price stock options or other equity incentive awards.

Decision-making process

The Company follows a robust compensation decision making process:

Beginning of the year

Our compensation decision-making process starts at the beginning of each year, when we assess and confirm our compensation philosophy, program guidelines and structure. We also choose performance measures and set targets for the short-term incentive plan that align with our strategy.

1. Review compensation structure	Review our overall compensation philosophy and structure for the NEOs. The compensation committee recommends any changes to the board for approval.

2. Confirm the peer group	Review and confirm the selection criteria used to determine peer companies. Review and confirm the composition of the compensation peer group, applying the selection criteria.

3. Establish performance measures

Choose performance measures and set targets used to assess corporate performance for the short-term incentive plan and to determine the grant value of long-term incentive awards.

Monitor corporate performance against these measures throughout the year.

Individual objectives are also established for each NEO to assess their annual performance.

4. Assess risk and confirm approach

Review the design of incentive plans and the selected performance measures to:

•     Consider potential payouts under different performance scenarios.

•      Make sure our decision-making process, incentive plans and compensation levels do not give executives an incentive to take excessive risks or make inappropriate decisions.

End of the year

At the end of each year, we apply a rigorous process to assess performance and award compensation, which includes reviewing corporate, mine site and individual performance. The compensation committee completes the review and presents its recommendations to the board for review and approval.

5. Review performance

Review corporate performance mid-year and at the end of the year. The compensation committee assesses the performance of the NEOs throughout the year during specific business reviews and committee meetings.

The Chairman and Chief Executive Officer completes a review of each NEO’s individual performance against their objectives.

6. Review past pay levels	Review historical pay for performance for the NEOs for the previous year.

7. Award compensation

The board reviews the Chairman and Chief Executive Officer’s performance.

The compensation committee reviews the Chairman and Chief Executive Officer’s performance, competitive positioning and past pay levels, consults with its independent advisor, and makes recommendations to the board for approval.

The Chairman and Chief Executive Officer reviews the performance and compensation of the other NEOs, and recommends short-term incentive awards, long-term incentive grants, and the following year's salary for review and approval by the chair of the compensation committee (as delegated by the board).

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COMPENSATION PHILOSOPHY

Our compensation philosophy supports our goal to be a recognized leader in precious metals mining by maintaining a strong entrepreneurial management team. Allied motivates executives to focus on the long-term performance of the Company by establishing a strong link between performance and compensation while encouraging equity ownership.

Our compensation philosophy for executives is based on the principle of pay for performance. We are guided by six compensation principles (listed below), which form the foundation for all decisions on executive pay and motivate the achievement of our corporate strategy. The compensation committee and the board always use reasonable judgement to adjust the performance factors for the short-term and long-term incentive awards, including downward to ensure alignment with shareholder interests. Attracting and retaining the right talent is a critical element for our long-term success. When designing competitive plans, the compensation committee works to ensure strong pay-for-performance alignment and the alignment of executive and shareholder interests.

Compensation principles

•	Motivate and retain. Total compensation is designed to attract, motivate and retain top talent.

•	Pay for performance. We position target compensation at the market median of relevant comparators where the Company competes for talent. Actual compensation may be above or below the market median depending on actual performance.

•	Pay varies based on results. Incentive awards vary and depend on both corporate and individual performance.

•	Align with business strategy. Performance measures for the incentive plans support our strategy.

•	Ensure internal equity. The program ensures internal equity, external compliance and market competitiveness.

•	Use informed judgement. Formalizes the committee and board’s ability to use informed judgement to adjust outcomes based on market and operational realities that may not have been previously contemplated.

Pay for performance

The majority of what we pay our executives is variable (at risk), and contingent on Allied’s performance to promote the achievement of our annual and longer-term strategies. The proportion of pay at risk increases with each executive level, and a significant portion of variable pay is equity-based to focus executives on creating long-term value and to align the interests of our executives and our shareholders.

COMPENSATION BENCHMARKING

Target and actual compensation for the Chairman and CEO and other NEOs are reviewed annually against a group of mining industry companies and benchmarked based on position, organizational role and overall scope of responsibility.

Our philosophy is to position target total direct compensation (base salary + target short-term incentive + target long-term incentives) around the median of our mining industry peers for expected levels of performance. Actual total direct compensation may be above or below the market median based on actual levels of performance.

Each year, the committee reviews and approves the peer group to ensure the market sample remains relevant for compensation benchmarking. Selection criteria used to define the universe of potential peers includes:

Criteria	Screening	Rationale
Corporate structure	Publicly traded companies, primarily those headquartered in Canada	Our market for talent includes, but is not limited to, peer companies in Canada
Industry	‘Gold’ or ‘Diversified Metals & Mining’ industries, focused primarily on the gold mining industry	We typically source and lose executive talent from within the mining industry Our gold mining peers face the same market environment and volatility challenges
Size	Similar in size to Allied by revenue, market capitalization, assets, gold production and total production	Relative positioning of company size aligns with positioning of target compensation at the median of the competitive market
Type of business	Similar in organizational complexity and international scope according to the number, life cycle and location of operating mines and exploration projects	We benchmark executive compensation to executive roles with similar scope of complexity and responsibility

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For 2025, applying the selection considerations above, the compensation committee reviewed and approved the following compensation peer group of 17 companies:

Alamos Gold Inc. B2Gold Corp. Centerra Gold Inc. Coeur Mining, Inc. Dundee Precious Metals Inc. Eldorado Gold Corporation	Equinox Gold Corp. Fortuna Mining Corp. Hecla Mining Company IAMGOLD Corporation Kinross Gold Corporation Lundin Gold Inc.	Lundin Mining Corporation New Gold Inc. OceanaGold Corporation Pan American Silver Corp. Torex Gold Resources Inc.

ELEMENTS OF EXECUTIVE COMPENSATION AND DECISIONS

Principal elements of compensation

The compensation of our executive officers is comprised of the following principal elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long-term equity incentives, consisting of RSUs, Options, PSUs (to be settled solely in cash), DSUs (to be settled solely in cash) and/or other applicable awards granted under the RSU plan (the “RSU Plan”), the stock option plan (the “Option Plan”), the PSU plan (the “PSU Plan”) and the DSU plan (the “DSU Plan”) and any other incentive plan that may be approved by the board from time to time, and (d) retirement benefits.

These principal elements of compensation are described below.

Base salary

Base salaries are intended to provide an appropriate level of fixed compensation to recognize the skills and experience of the employee and assist with retention and recruitment. Base salaries are determined on an individual basis, taking into consideration the past, current and potential contribution to the Company’s success, the executive officer’s experience and expertise, the position and responsibilities of the executive officer, and competitive industry pay practices for other companies of similar size and complexity. The following base salaries were set for 2025.

NEO	2025 Salary ($)
Peter Marrone	927,000
Daniel Racine	515,000
Jason LeBlanc	386,250
Gerardo Fernandez	360,500
Sofia Tsakos	360,500

Incentive awards

In 2025, annual cash bonuses and long-term incentives for executive officers were approved by the compensation committee and the board after considering company performance, and individual contributions, among other factors.

Company performance is based on key performance indicators (KPIs) including operational performance, financial results, exploration goals, sustainability measures (including health & safety and environment measures), and progress towards strategic initiatives including business and corporate development goal which create longer-term value for shareholders. Consideration is also given to the Company’s stock price performance and economic conditions of the broader market and the gold mining industry. For 2025, company KPIs included the following:

KPIs	Definition and rationale
Operational
Gold production (000 ounces)

Total ounces of gold produced from consolidated operations. Target based on the current producing mines' sustainable basis.

Meeting production targets is our baseline to achieving our financial performance and demonstrates strength in our planning/execution cycle.

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KPIs	Definition and rationale
Financial
Operating cash flow before changes in working capital ($millions)

Cash flows generated from operating mines, reduced by corporate G&A, excluding timing impact from working capital items, based on the current producing mines' sustainable basis and excluding the impact of new streams and prepays inflows, or Mali settlement payments.

The ability to produce strong operating cash flow throughout the commodity price cycle ensures sustainability of the company's business model and further guarantees that capital is consistently available to reinvest in the business and return to shareholders. Cash flow will be impacted by changes in metal prices, which are outside of the company’s control.

All-in sustaining cash costs ($ per gold ounce)

All-in sustaining cash costs is a measure that is largely within the company’s control as it is not impacted by metal prices. All-in sustaining cost metrics reflect the ability of the company to maintain a low cost structure and the flexibility to adjust to market conditions, resulting in a positive margin to drive shareholder value. Increases in cash flows reflect improvements made across the portfolio to reduce costs as part of a focus on margin expansion. Target based the current producing mines' sustainable basis, including corporate G&A.

The all-in sustaining cash costs represent the primary metric defining the company's efficiency and ability to adjust to changing commodity prices. Maintaining a low all-in sustaining cost structure and adjusting costs to market conditions to maintain positive margins will drive shareholder value.

Advancement of internal finance processes

Progress made to enhance internal processes, financial systems, internal controls, and development of an internal audit team that conducts risk-based audits and provides assurance that the organization's risk management and internal control processes operate effectively and efficiently.

To continue to advance on both internal effectiveness and efficiency, as well as to support a listing on a secondary stock exchange.

Exploration
Replacement of gold reserves (000 ounces)

Total of all proven and probable mineral reserves.

This is a key indicator of the company’s ability to maintain and improve shareholder value. It is common that mineral reserve growth may occur at one or several mines in one year and at other mines in subsequent years due to available new resources to convert, development plans and capital deployment decisions. Mineral reserve replacement on a corporate reporting scale is a notable achievement, and growth beyond that is considered a stretch goal.

Number of mines replacing ounces	Mineral reserve replacement on a mine-by-mine basis.
Total MRMR replacement (000 ounces)	Total of all proven and probable gold mineral reserves and measured, indicated and inferred gold mineral resources at year end.
Advancement of the generative exploration program	Generate drill results aligned with the strategy plan.
Sustainability
Health and safety – Visible and Felt Leadership (VFL) and Field Critical Control Checklists (FCCC)	Number of safety leading activities performed by site leadership per week.
Health and safety – Lost Time Injury Rate (LTIFR)	Number of lost-time injuries, per million person-hours across the Company.
Health and safety - Total Recordable Injury Frequency Rate (TRIFR) per million person-hours across the company	Number of total recordable Injury frequency rate per million person-hours across the Company.
Health and safety – improve implementation of significant incident process	Improve the process to identify, document, and learn from significant health and safety incidents.
Improve the health of our workforce regarding malaria	Improve the process to identify, document, and learn from significant health and safety incidents.

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KPIs	Definition and rationale
Environment	Leading and lagging indicators including environmental incidents (lagging indicator), tailings management, water management, and climate change.
Social Performance – Significant Incident Performance	Number of total incidents reported according to the Allied Incident Reporting Standards.
Social Performance – Improve social performance management around our sites	Improve our social performance management at all operations by completing social economical baseline updates at all sites.
Business and Corporate Development
Demonstrate value accretion	Execute the strategy to increase the Company’s inherent value, improve financial flexibility and improve trading liquidity.
Projects and engineering	Advance key mining projects aligned with the operating plan and longer-term business strategy.
Investor relations	Improve market awareness, improving trading liquidity, with the objective to have share price reflect inherent value.

Details of the full Company scorecard are outlined below.

KPIs	Performance Range				Weighted Score and Evaluation
	Threshold	Target	Stretch	Max
	50%	100%	150%	200%
Operational – 20% weight
Gold production (000 ounces)	364	383	393	402	Between Threshold and Target
Financial – 20% weight
Operating cash flow before changes in working capital ($millions)	276	291	298	306	Maximum
All-in sustaining cash costs ($ per gold ounce)	1,925	1,833	1,787	1,741	Threshold
Advancement of internal finance processes	Progress on internal processes, financial systems, and internal controls.				Target
Exploration – 15% weight
Gold reserve replacement (000 ounces)	10,724	10,832	10,940	11,049	Maximum
Number of mines replacing ounces	25%	50%	75%	100%	Between Threshold and Target
Total MRMR replacement (000 ounces)	16,952	17,123	17,294	17,465	Between Stretch and Maximum
Advancement of the generative exploration program	Generate drill targets for potential additional resources and reserves through first principle geoscience				Above Target
	Generate positive drill results on a Tier 2 project that will allow exploration to set an inferred resource target for 2025				Above Target
	Develop three Tier 3 projects to “drill ready” status for 2025 program				Above Target
Sustainability – 15% weight
Health and safety – Visible and Felt Leadership (VFL) and Field Critical Control Checklists (FCCC)	80%	100%	120%	140%	Maximum
Health and safety – Lost Time Injury Rate (LTIFR) per million person-hours across the company	0.63	0.57	0.50	0.44	Maximum

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KPIs	Performance Range				Weighted Score and Evaluation
	Threshold	Target	Stretch	Max
	50%	100%	150%	200%
Health and safety - Total Recordable Injury Frequency Rate (TRIFR) per million person-hours across the company	1.64	1.48	1.31	1.15	Between Stretch and Maximum
Health and safety – Improve implementation of significant incident process	80% of corrective action completed	90% of corrective action completed	95% of corrective action completed	100% of corrective action completed	Stretch
Improve the health of our workforce regarding malaria	225	205	195	185	Below Threshold
Environment - Significant Incident Performance	One significant incident	Zero significant incident			Target
Environment - Tailings Governance	Quarterly report completed	GISTM and MAC gap assessment completed	Develop GISTM and MAC action tracker to achieve compliance	Corporate Independent Tailings Review Board (ITRB) and conduct the first independent review	Target
Environment – Water Management	Water balance established at Ops sites	Water recycling target established at Ops sites	Water recycling target achieved at all sites		Target
Environment – Climate Change Strategy		Steering committee and working group in place with regular interactions. Annual review of TCFD recommendation.	Update the climate change risk assessment at all sites	Formalize a decarbonization strategy with Energy and GHG reduction targets (5 years , 2030) and Identification of pipeline of projects to achieve the target (to be disclosed in June 2026)	Between Target and Stretch
Social Performance – Significant Incident Performance	One significant incident	Zero significant incidents			Below Threshold
Social Performance – Improve social performance management around our sites	Audit of social performance standard completed	Social economical baseline updated at all sites	Stakeholder engagement plan updated at all sites	Social development plan defined at all sites	Threshold
Business and Corporate Development – 30% weight
Demonstrate value accretion	Advance/Complete transactions that repositions Allied Gold in the market in terms of scale, asset portfolio, trading liquidity, financial flexibility and asset diversification.				Maximum
If deemed necessary, complete additional initiatives to improve financial flexibility.
Projects and engineering	Advance the Kurmuk project according to project schedule on time and on budget, aiming to derisk and add value to the project where possible.				Maximum
Complete Phase 1 expansion at Sadiola, and advance Phase 2 engineering studies to be in position to start its construction in late 2026.
Investor relations	Improve shareholder awareness of Allied Gold, targeting both institutional investors and retail. Increase trading liquidity and seek to increase share price to reflect intrinsic company value.				Maximum
Develop the requisite systems and protocols no later than 2025 YE, which will allow for listing on a secondary stock exchange, to increase liquidity and share price performance.
Strategic relationships and partnerships	Advancement of strategic relationships and partnerships which include in-country efforts to improve business relations. This also applies to regular course business combinations that increase the production, cash flow, and growth pipeline of the Company. In essence, any transaction that the Board of Directors deems to be transformation in nature would be				Target

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KPIs	Performance Range				Weighted Score and Evaluation
	Threshold	Target	Stretch	Max
	50%	100%	150%	200%

	included in this category.

Annual cash bonuses

The process to determine an executive’s annual bonus includes the following elements:

The board maintains discretion to apply a range of weightings between corporate performance and individual performance, although it normally considers a seventy/thirty distribution. The target range within the Company’s defined framework for actual bonus is up to 325%, although the board normally applies a range of up to 200%.

As described above, Company performance for 2025 was determined to be above target. Together with extraordinary individual contributions during the year, actual bonus awards were above target, within the defined framework.

	Salary	Actual Bonus
NEO	$	$	% of Target
Peter Marrone	927,000	3,000,000	259
Daniel Racine	515,000	-	-
Jason LeBlanc	386,250	600,000	155
Gerardo Fernandez	360,500	600,000	166
Sofia Tsakos	360,500	600,000	166

Long-term equity-based incentives

Long-term equity-based incentives are granted to executive officers, reviewed by the compensation committee and approved by the board. Equity may be delivered in the form of stock options, PSUs, RSUs, or DSUs. These grants are intended to motivate executive officers to achieve longer-term Company growth objectives and to align the interests of executive officers and shareholders.

In the past, grant values of equity awards for the respective compensation year were made after year-end, influenced by the Company performance scorecard and individual performance, within a range of 0 – 200% of target. Past grants of equity were considered but were not a significant influence when setting current year grant values.

For 2025, to reinforce retention and stability among the senior executive team during a period of uncertainty, equity awards were granted at the start of the year, in the form of 100% RSUs. Equity grant values were as follows, all within the Company’s defined framework, with flexibility to provide grant values above target (consistent with annual bonus payments), up to 325% of target, although the board normally applies a range of up to 200%.

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	Salary	Actual Total Equity Grant Value
Executive Officer	$	$		% of Target
Peter Marrone	927,000	6,079,198		291
Daniel Racine(1)	515,000	689,250	(1)	89
Jason LeBlanc	386,250	1,038,470		179
Gerardo Fernandez	360,500	1,038,470		192
Sofia Tsakos	360,500	1,038,470		192

(1)	Mr. Racine was granted RSUs in 2025 as President, which were paid out upon his retirement. Equity grant details in this table are specific to Mr. Racine’s executive role. This excludes DSUs and stock options granted to Mr. Racine as a member of the board of directors. Details provided in the Summary Compensation Table.

Retirement benefits

As part of total rewards, senior executives participate in a group non-contributory retirement saving plan, with Company contributions equivalent to 15% of base salary and annual cash bonus.

PERFORMANCE GRAPH

The graph below shows the return of $100 invested in Common Shares on September 11, 2023, being the date the Common Shares commenced trading on the TSX, compared to $100 invested on the same date in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index.

The Company has a strong pay for performance philosophy, with the majority of compensation for NEOs being at-risk (annual bonus payouts and long-term incentives), with pay outcomes linked directly to Company performance (financial, operating, share value).

Performance goals as part of the annual incentive plan align with the longer-term business strategy and are key drivers of share price performance over time.

With long-term equity-based compensation being a significant component of total compensation for NEOs, the value of outstanding long-term incentives tracks directly with the Company’s absolute and relative total shareholder return. This framework reinforces alignment between NEOs and our shareholders and motivates business decisions that will create longer-term value.

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SUMMARY COMPENSATION TABLE

The table below shows the total compensation paid to our NEOs by the Company for the financial years ended December 31, 2025, 2024 and 2023.

					Non-equity incentive plan compensation
Name and principal		Salary	Share-based awards(2)(7)	Option- based awards(7)	Annual incentive plans(3)	Long-term incentive plans(4)	Retirement Savings Plan Value	All other compensation(5)	Total compensation
position(1)	Year	($)	($)	($)	($)	($)	($)	($)	($)
Peter Marrone	2025	927,000	6,079,198	-	3,000,000	-	589,050	170,078	10,765,326
Chairman and	2024	900,000	3,603,600	-	3,500,000	-	853,050	148,350	9,005,000
CEO	2023	286,027	-	-	417,242	751,036	105,490	55,749	1,615,544
Daniel Racine	2025	515,000	689,250	-	-	-	77,250	1,112,060 (6)	2,393,560
President	2024	500,000	1,287,000	-	715,000		182,250	85,729	2,769,979
	2023	158,904	-	-	231,801	417,242	58,605	17,578	884,130
Jason LeBlanc	2025	386,250	1,038,470	-	600,000	-	147,937	71,859	2,244,516
Chief Financial	2024	375,000	1,072,500	-	650,000	-	153,750	63,027	2,314,277
Officer	2023	119,178	-	-	139,081	208,621	38,738	13,605	519,223
Gerardo Fernandez Chief	2025	360,500	1,038,470	-	600,000	-	144,075	73,348	2,216,393
Development	2024	350,000	1,001,000	-	650,000	-	210,060	73,466	2,284,526
Officer	2023	111,232	-	-	129,809	194,713	36,156	12,811	484,721
Sofia Tsakos Chief	2025	360,500	1,038,470	-	600,000	-	144,075	84,129	2,227,174
Legal Officer and	2024	350,000	1,001,000	-	650,000	-	210,060	70,616	2,281,676
Corporate Secretary	2023	111,232	-	-	129,809	194,713	38,738	13,605	488,097

(1)	The NEOs were appointed on September 7, 2023. For the partial year 2023, all figures represent compensation earned by the NEO and/or paid by the Company from September 7, 2023 through December 31, 2023.

(2)	Consists of long-term awards granted in equity for the year ended December 31, 2025. The market value of the share-based awards is the total number of units multiplied by the closing price of the Common Shares on the TSX on the day before such grant.

(3)	For additional information, please refer to ‘annual cash bonuses’ on page 12.

(4)	The long-term incentive awards for the year ended December 31, 2023 were paid under the condition that all the after-tax proceeds of the award were to be used to purchase Common Shares by May 31, 2024, which condition was fulfilled.

(5)	All other compensation includes perquisites and other taxable benefits.

(6)	All other compensation for Daniel Racine includes perquisites, health and fitness benefits in his role as President. It also includes the grant of DSUs and Options in his role as Director.

(7)	The level of Mr. Marrone’s long-term incentive award was determined by the Board to be reflective of the numerous direct bilateral and multifaceted engagements and negotiations including the management of evolving geopolitical events directly and with third parties that took place throughout 2025.

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Outstanding share-based and option-based awards

The table below shows the outstanding incentive plan awards for each NEO as of December 31, 2025. This includes one-time grants of PSUs and stock options issued in December 2025, for the 2026, 2027 and 2028 compensation years to certain named executive officers.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Peter Marrone(1)	500,000	22.70	16-Dec-32-	125,000	1,072,052	24,603,593	-
Daniel Racine	60,000	22.70	16-Dec-32	15,000	231,343	5,309,322	-
Jason LeBlanc	135,000	22.70	16-Dec-32	33,750	358,562	8,228,998	-
Gerardo Fernandez	135,000	22.70	16-Dec-32	33,750	350,501	8,043,998	-
Sofia Tsakos	135,000	22.70	16-Dec-32	33,750	350,501	8,043,998	-

(1)	On February 19, 2026, 446,970 PSUs were cancelled, leaving Mr. Marrone with 303,030 PSUs as at the date of this circular.

Value of awards vested or earned in 2025

The table below shows the value on payout or vesting of incentive awards for the year ended December 31, 2025.

	Option-based awards – Value vested during the year	Share-based awards – Value vested or earned during the year	Non-equity incentive plan compensation – Value earned during the year
Name	($)	($)	($)
Peter Marrone	-	3,671,209	3,000,000
Daniel Racine	-	416,237	-
Jason LeBlanc	-	627,152	600,000
Gerardo Fernandez	-	627,152	600,000
Sofia Tsakos	-	627,152	600,000

Value of options exercised in 2025

There were no Options exercised by NEOs in 2025.

Future long-term incentive grants

For the three-year period 2026 to 2028, the Company granted PSUs and stock options to certain named executive officers that reflect awards in three equal parts for such applicable award years which are intended to support such future service periods. The awards were granted to retain and motivate certain named executive officers. Consistent with the Company’s view that these awards were granted for future compensation years, the grant date fair value of these awards has not been included in the Executive Compensation Table. To provide complete information, the future long-term incentive units held by each NEO are as follows: Mr. Marrone: 303,030 PSUs and 500,000 stock options, and for Messrs. LeBlanc and Fernandez and Ms. Tsakos: 200,000 each in PSUs and 135,000 each in stock options.

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EQUITY COMPENSATION PLANS

The table below shows a summary of our equity compensation plans that include settlement in common shares.

Features	RSU Plan	Option Plan
Purpose	The purpose of the RSU Plan is to advance the interests of the Company through the motivation, attraction and retention of key employees and consultants, and to secure for the Company and its shareholders the benefits inherent in the ownership of Common Shares by such individuals.	The purpose of the Option Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.
Administration	The RSU Plan and Option Plan will be administered by the board. The board may delegate such administration to a committee of the board, which includes the compensation committee of the board comprised of not less than three (3) directors. The board has authority to interpret and construe any provision of the RSU Plan and Option Plan and to adopt, amend and rescind such rules and regulations for administering the RSU Plan and Option Plan as the board may deem necessary or desirable in order to comply with the requirements of the RSU Plan and Option Plan. All actions taken and all interpretations and determinations made by the board in good faith will be conclusive and binding on the participants and the Company.
Securities	Each RSU provides the holder with a right to receive (i) a Common Share or (ii) at the option of the Company, cash on the date the RSUs are fully vested.	Each Option entitles the holder to purchase a Common Share at an exercise price set at the time of grant.
Eligible Participants	Full-time employees and eligible contractors.	Employees, senior officers, directors and consultants.
Plan Fixed Maximum	5,850,232 RSUs	2,507,242 Options
Outstanding Securities Awarded

3,317,468 RSUs (56.7% of the Plan Fixed Maximum)

If any RSUs are cancelled or terminated in accordance with the RSU Plan without the applicable restricted period having expired (i.e. for which no Common Shares have been issued), the underlying Common Shares will again be available for issuance under the RSU Plan.

2,354,498 Options (93.9% of the Plan Fixed Maximum)

If any Options are surrendered, terminated or expire without being exercised (i.e. for which no Common Shares have been issued), new Options may be granted covering the Common Shares not purchased under the lapsed Options.

Remaining Securities Available for Grant	2,532,764 (43.3% of the Plan Fixed Maximum)	152,744 Options (6.1% of the Plan Fixed Maximum)
Insider Participation Limits	The maximum number of Common Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, pursuant to the RSU Plan, Option Plan, and any other share compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares.
Non-Employee Director Limits	N/A (RSUs are not issuable to directors).	Option grants to non-executive directors shall not exceed 1% of the outstanding issued Common Shares, and the maximum value of Options which may be granted to each non-executive director shall not exceed $100,000 in any fiscal year.
Maximum Issuable to One Person	The RSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual (expressed as a percentage or otherwise).	The aggregate Common Shares reserved for issuance to any one person pursuant to the Option Plan shall not exceed 5% of the total number of Common Shares outstanding.
Exercise Price	N/A	Determined by the board at the time of grant, but cannot be less than the volume weighted average trading price (“VWAP”) of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the grant date.
Term/Vesting	RSUs vest at the end of the restricted period determined by the board at the time of grant, which can be no later than December 31 of the third calendar year following the grant date, provided that with respect to any U.S. taxpayer, this date shall be no later than two-and-a-half (2 and ½) months	Options shall vest and become exercisable at such time or times as may be determined by the board. The period during which Options can be exercised is determined by the board at the time of grant, subject to a maximum term of ten (10) years from the grant date (except if such expiry date is during or falls

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Features	RSU Plan	Option Plan
	following the calendar year in which the expiry of the restricted period occurs.	within two (2) days of a blackout period, then the expiry date will be extended to the tenth (10th) business day following the end of the blackout period).
Termination of Employment

•      Death: All unvested RSUs (including any Dividend RSUs (as defined below)) will vest on the date of death. The Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder’s estate immediately.

•      Total disability: All unvested RSUs (and any Dividend RSUs) will vest within 60 days following the date on which the RSU holder is determined to be totally disabled, and the Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder immediately.

•      Termination without cause or retirement: All unvested RSUs (and any Dividend RSUs) shall vest on the date of termination, and the Common Shares represented by the RSUs (and any Dividend RSUs) shall be issued, or cash will be paid, as determined by the board, to the RSU holder immediately.

•      Resignation (not including retirement) or termination with cause: All RSUs (and any Dividend RSUs) will be forfeited and be of no further force and effect as of the date of termination, except as provided for in the RSU grant letter or as determined by the board.

•      Death: Options are exercisable within the earlier of (i) the expiry of the term of the Options and (ii) six (6) months following the date of death.

•      Termination other than death: Options are exercisable within the greater of (i) the termination date and (ii) ninety (90) days following the date that is designated by the Company as the last day of the participant’s employment, or as otherwise provided for in the Option grant agreement.

Change of Control	All RSUs (and any Dividend RSUs) outstanding shall immediately vest and be payable in cash on the date immediately prior to the date of change of control notwithstanding the restricted period for the RSUs. The RSU holder will receive a cash payment equal to the aggregate market value of the Common Shares underlying the RSUs (and any Dividend RSUs), calculated as of the date that is two business days prior to the date of change of control.	If there is a consolidation, merger or statutory amalgamation or arrangement of the Company with or into another corporation, a separation of the business of the Company into two or more entities or a transfer of all or substantially all of the assets of the Company to another entity, upon the exercise of an Option, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to such event, unless the board otherwise determines the basis upon which such Option shall be exercisable.
Take-over Bid	In the event that the Company becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Common Shares are acquired by the offeror and where consideration is paid in whole or in part in equity securities of the offeror, the board may send notice to all holders of RSUs requiring them to surrender their RSUs within ten (10) days of the mailing of such notice, and the holders of RSUs shall be deemed to have surrendered such RSUs on the tenth (10th) day after the mailing of such notice without further formality, subject to certain conditions set forth in the RSU Plan (where “market value” equals the VWAP of the Common Shares on the TSX for the five (5) consecutive trading days immediately prior to the relevant date).	If there is a take-over bid or issuer bid made for all or any of the issued and outstanding Common Shares, then the board may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit Common Shares issuable under such Options to be tendered to such bid.
Dividend	When dividends are paid on any Common Shares, additional RSUs (“Dividend RSUs”) shall be credited to the participant’s account as of the dividend payment date. The number of Dividend RSUs shall be	N/A

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Features	RSU Plan	Option Plan
determined by dividing the dollar amount of the distribution payable in respect of the Common Shares underlying the RSUs and any Dividend RSUs then allocated to the participant’s account by the market value of a Common Share on the date the distribution is paid. The Dividend RSUs will be subject to the same restricted period as the initial RSUs for which the Dividend RSUs are issued.
Transferability	Except pursuant to a will or by the laws of descent and distribution, no RSU, Dividend RSU or any other right or interest of a participant is assignable or transferable.	The benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Option Plan shall not be transferable or assignable by a participant unless specifically provided therein. During the lifetime of a participant, all benefits, rights and options shall only be exercised by the participant or by their guardian or legal representative.
Amendments

The board may discontinue the RSU Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any RSU.

The board may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the RSU Plan:

•    amend the number of securities issuable under the RSU Plan;

•    change the definition of “Participant” which would have the potential of narrowing, broadening or increasing insider participation;

•    make amendments that may lead to significant or unreasonable dilution to the Company’s outstanding securities, or that may provide additional benefits to participants at the expense of the Company or its shareholders; or

•    make amendments to the transferability provisions of the RSU Plan that would permit RSUs, or any other right or interest of a participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated above, including, without limitation:

•    amendments of a housekeeping nature;

•    the addition or a change to the vesting provisions of an RSU or the RSU Plan;

•    a change to the termination provisions of an RSU or the RSU Plan;

•    amendments to reflect changes to applicable securities laws; and

•    amendments to ensure that the RSUs (and any Dividend RSUs) granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.

Subject to the requisite shareholder and regulatory approvals, the board may from time to time amend or revise the terms of the Option Plan or may discontinue the Option Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his rights under any Option theretofore granted under the Option Plan.

The board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan:

•    any amendment to the number of securities issuable under the Option Plan, including an increase to a fixed maximum number of securities or a fixed maximum percentage of securities, as the case may be, or a change from a fixed number to a fixed percentage of securities;

•    any amendment that increases limits previously imposed on non-executive director participation in the Option Plan;

•    any change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation;

•    any reduction in the exercise price of Options benefiting an insider of the Company;

•    any extension of the term of Options benefiting an insider of the Company;

•    the addition of any form of financial assistance;

•    any amendment to a financial assistance provision which is more favourable to participants;

•    any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the Option Plan;

•    the addition of deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

•    any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to participants, especially to insiders of the Company, at the expense of the Company and its existing shareholders.

The board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Option

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Features	RSU Plan	Option Plan
Plan that are not of the type contemplated above, including, without limitation:

•    amendments of a housekeeping nature;

•    the addition of or a change to vesting provisions of a security or the Option Plan;

•    a change to the termination provisions of a security or the Option Plan which does not entail an extension beyond the original expiry date; and

•    the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan reserve.

Notwithstanding the above, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated above to the extent such approval is required by any applicable law or regulations.

You can find a copy of the RSU Plan and Option Plan on the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

RETIREMENT BENEFITS

We introduced a retirement savings plan for NEOs on September 7, 2023. Contributions under the plan are deposited into an individual retirement account for each participant. Participants decide how they want their contribution invested based on a range of investment choices. Account values change based on the contributions and performance of the underlying investment. Future benefits or income are not guaranteed.

2025 retirement benefits

In 2025, we contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive retirement savings plan. NEOs receive 15% of their annual base salary and annual short-term incentive award.

The group registered retirement savings plan is non-contributory and competitive with the market.

Contributions are made up to the maximum amount allowed by the Canada Revenue Agency ($32,490 in 2025) for the Canadian executives. Any excess is paid out in cash for their personal non-registered retirement savings plans.

The table below shows the value of each named executive’s retirement benefits under the retirement savings plan as of December 31, 2025:

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	958,540	589,050	1,547,590
Daniel Racine	240,855	77,250	318,105
Jason LeBlanc	192,488	147,937	340,425
Gerardo Fernandez	246,216	144,075	390,291
Sofia Tsakos	248,798	144,075	392,873

The values noted are before tax amounts. All required tax withholdings are made before contributions are made to an executive’s account.

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TERMINATION AND CHANGE OF CONTROL

We have employment agreements with each current NEO that provide for payments if their employment is terminated. The agreements include provisions for termination both with and without cause, for “Good Reason”, or for other triggering events in a change of control situation and are described below.

Name	Notice Period	Severance on Termination(1)	Severance on Double Trigger Change of Control(2)	Benefits	Stock Options	DSUs(3)/RSUs/PSUs
Peter Marrone	90 days written notice	2.75 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 3.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.75 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and three years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

DSUs: Redeemed upon date of termination and paid within 60 days.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Jason LeBlanc	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years.	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

Gerardo Fernandez	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

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Name	Notice Period	Severance on Termination(1)	Severance on Double Trigger Change of Control(2)	Benefits	Stock Options	DSUs(3)/RSUs/PSUs
Sofia Tsakos	90 days written notice	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	2 times sum of annual salary and two-year average bonus, benefits and perquisites, minus any amount provided the applicable employment standards legislation (multiple increased to 2.5 until September 7, 2026).	Comparable coverage to current health benefits until earlier of new employment and two years	Vested upon notice of termination, exercisable for the earlier of 24 months and the termination date of the option.

RSUs: Vested at the time of termination without cause or upon a change of control and paid immediately.

PSUs: Remain outstanding for the vesting period, earn dividend equivalents until the end of the vesting period and be paid out in the usual way.

(1)	Severance on termination: Paid on termination for any reason other than cause (not including a change of control). Severance paid on termination for cause is equal to the minimum entitlements provided by the applicable employment standards legislation.
(2)	Severance on double trigger change of control: Paid on a change of control followed by a termination or other triggering event.
(3)	Mr. Marrone is the only NEO eligible to receive DSUs by virtue of his appointment to the board.

Daniel Racine retired on December 31, 2025 and is not included in this termination and change of control section. Any payments made to Mr. Racine upon his retirement on December 31, 2025 are reflected in the Summary Compensation Table on page 14.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the NEO that result in a payment following or related to a termination, resignation, retirement, change of control of Allied or a change in responsibilities.

Estimated incremental payments on termination

The table below shows the estimated incremental amount that would have been paid to each NEO if they had been terminated without cause on December 31, 2025, each calculated using the early termination provisions in their employment agreements.

Name	Base salary ($)	Annual bonus ($)	Other ($)	Total ($)
Peter Marrone	3,244,500	22,195,037	1,979,805	27,419,342
Jason LeBlanc	965,625	3,388,732	470,224	4,824,582
Gerardo Fernandez	901,250	3,299,357	449,003	4,649,610
Sofia Tsakos	901,250	3,299,357	452,284	4,652,891
Total	6,012,625	32,182,484	3,351,316	41,546,425

All stock-based awards would vest on termination as follows:

•	Options would vest on the date of notice of termination and remain exercisable for the earlier of 24 months from the termination date and the termination date of the applicable option.
•	DSUs would be redeemed on the termination date and paid within 60 days, unless an individual continued to be an eligible director of the Company following termination of their employment agreement.
•	RSUs would vest at the time of termination without cause and paid immediately. RSUs would be forfeited on resignation or termination for cause subject to any provisions to the contrary in the applicable RSU grant letter.
•	PSUs would continue to be credited and paid out as usual on termination without cause until the end of the applicable performance period (including incurring vesting on all dividends, if applicable). Pending PSUs would be forfeited on termination for cause or without Good Reason, subject to the discretion of a committee.

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The values of RSUs and PSUs have been calculated using Cdn$31.45 (the closing price of the Common Shares on the TSX on December 31, 2025).

Name	RSUs / PSUs (Cdn$)
Peter Marrone	33,767,236
Jason LeBlanc	11,276,775
Gerardo Fernandez	11,023,256
Sofia Tsakos	11,023,256
Total	67,090,523

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental amount that would have been paid to each named executive if they had been terminated without cause following a change of control on December 31, 2025, each calculated using the early termination provisions in their employment agreements.

Name	Base salary ($)	Annual bonus ($)	Other ($)	Total ($)
Peter Marrone(1)	2,317,500	15,853,598	1,414,146	19,585,244
Jason LeBlanc	965,625	3,388,732	470,224	4,824,582
Gerardo Fernandez	901,250	3,299,357	449,003	4,649,610
Sofia Tsakos	901,250	3,299,357	452,284	4,652,891
Total	5,085,625	25,841,045	2,785,657	33,712,327

(1)	This assumes a voluntary reduction of the multiple from 2.75 to 2.5.

All stock-based awards would vest on a double trigger change of control as follows:

•	Options would vest on the date of notice of termination and remain exercisable for the earlier of 24 months from the termination date and the termination date of the applicable option.
•	DSUs would be redeemed on the termination date and paid within 60 days, unless an individual continued to be an eligible director of the Company following the change of control.
•	RSUs would vest upon a change of control and be paid immediately in cash.
•	PSUs would vest upon a change of control and be paid within 10 business days.

How we define change of control

A change of control means any of the following:

Severance is payable upon a change of control if the NEO is terminated without cause within 12 months of the change of control, or if a Triggering Event (as defined in each of the NEOs employment agreement) occurs within 12 months and the NEO resigns within 6 months of the Triggering Event. Payments are made within 10 business days of termination or notice to terminate. The executive must execute a release of claims to receive change of control severance payments.

•	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;
•	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights, or properties of the Company and/or any of its Subsidiaries which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its subsidiaries on a consolidated basis to any other Person or entity, other than a disposition to a wholly-owned subsidiary of the Company in the course of a reorganization of the assets of the Company and its Subsidiaries;
•	a resolution is adopted to wind up, dissolve or liquidate the Company;
•	any Person, entity or group of Persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror (as such terms are defined in applicable securities laws), to cast or to direct the casting of 20% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

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•	as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement, or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity, the nominees named in the most recent Management Information circular of the Company for election to the board shall not constitute a majority of the board; or
•	the board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

How we define good reason

A good reason means any of the following events where it occurs without the NEO’s express agreement in writing:

•	an adverse change in any of the duties, powers, rights, discretion, prestige, salary, benefits or perquisites of the NEO, and with respect to financial entitlements, the conditions under and manner in which they were payable;
•	a diminution of the title of the NEO;
•	a change in the person or body to whom the NEO reports, provided that this shall not include a change resulting from a promotion in the normal course of business; or
•	any other event or occurrence that would constitute or give rise to a claim for constructive dismissal as determined under the common law of Ontario.

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SCHEDULE B

Charter of The Board of Directors

Dated as of January 21, 2025

General

The Board of Directors (the “Board”) is responsible for the stewardship of Allied Gold Corporation (the “Company”), for the general supervision of the management of the business and affairs of the Company and its subsidiaries (the “Group”), and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its Group operations.

The Board discharges its responsibilities directly and through the delegation to its standing committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Sustainability Committee. In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties. Each committee shall have its own charter. The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Group. Meetings shall be in person or by audio or video conference or such other electronic facility as provides electronic means of attendance and participation in the meeting. Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present. The Board shall keep regular minutes of proceedings and shall cause them to be recorded in books kept for that purpose.

The Board shall retain advisors and consultants as it deems necessary to execute on its responsibilities and duties, and shall provide for funding, at the request of a Board committee, for the engagement of advisors and consultants by a committee as it determines appropriate.

Composition

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 – Corporate Governance Guidelines, as revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

Responsibilities

The Board’s responsibilities shall include:

•	Succession planning for short, medium and long-term including the selection, appointment, oversight of training, monitoring performance and evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•	Provide oversight and input into the development of the Company’s long-term business strategies and review and monitor progress in executing those strategies, and approve at least annually, a strategic plan that takes into account business opportunities and business risks identified by the Board or the Audit Committee and monitoring performance against such plans.

•	Provide strategic direction to senior management and ensure that the necessary financial and human resources are in place to meet the Group’s objectives.

•	Overseeing the reporting of the Company’s financial performance to shareholders on a timely and regular basis, and in accordance with all applicable laws and regulations, and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

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•	Reviewing, monitoring and assessing the Company’s management of enterprise risks, including operational, audit and financial, regulatory, governance, reputational, cybersecurity, sustainability and health and safety, and evaluating risk appetite and any change to the risk strategy.

•	Enhancing congruence between shareholder expectations, Company plans and management performance.

•	Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•	Evaluating, with the Chairman and Chief Executive Officer ("CEO"), how a culture of integrity can be established beginning with the Board of Directors and throughout the organization.

•	The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•	Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document and on the Company’s website.

•	Obtaining periodic reports from management on the Company’s and Group’s operations.

•	Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•	The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•	With the assistance of the Corporate Governance and Nominating Committee:

o	Developing the Company’s approach to corporate governance.

o	Reviewing the composition of the Board and ensuring it respects its independence criteria and has the right skillsets to meet the needs of the Company.

o	The assessment, at least annually, of the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

o	Reviewing and approving annual disclosure of the Company’s corporate governance policies.

o	Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

o	Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

o	Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

o	Review and approve the succession planning processes of the Company with respect to senior management as recommended by the Corporate Governance and Nominating Committee.

•	With the assistance of the Audit Committee:

o	Ensuring the integrity of the Company’s internal controls and management information systems.

o	Ensuring the Company's ethical behaviour and compliance with laws and regulations, audit and accounting principles and guidance and the Company's own governing documents.

o	Identifying the principal and emerging risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

o	Reviewing the Company’s insurance program to ensure adequacy of coverage.

o	Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

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o	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

o	Assessing the independence, efficacy, effectiveness and quality of audit of the auditors.

•	With the assistance of the Compensation Committee:

o	Reviewing and approving corporate goals and objectives relevant to the Chairman and CEO’s compensation, evaluating the Chairman and CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the Chairman and CEO’s compensation level based on this evaluation.

o	Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

o	Reviewing executive compensation disclosure before the Company publicly discloses such information.

•	With the assistance of the Sustainability Committee:

o	Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

o	Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

o	Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

Review

The Board will review this Charter at least every two years or, where circumstances warrant, at a shorter interval, in order to determine if further additions, deletions or amendments are required.

Miscellaneous

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials distributed in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

The independent directors may meet without senior executives of the Company or any non-independent Directors, as required.